07027867

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avastra Ltd.

*CURRENT ADDRESS GPO Box 744
Brisbane QLD 4001
Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35729 FISCAL YEAR 6/30/06

PROCESSED
NOV 15 2007
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 11/9/07

082-35729

6-30-06
AR/S

AVASTRA

Annual Report

30 June 2006

AVASTRA LTD
ABN 47 094 446 803

TABLE OF CONTENTS

Directors

Mr Gregory Fagan (Chairman)
Mr Guy Aird (Non Executive Director) (Appointed 15 December 2005)
Mr Roger Greene (Non Executive Director) (Appointed 27 October 2005)
Mr Michael Dalsin (Non Executive Director) (Appointed 27 October 2005)
Dr. George Steinfels (Non Executive Director) (Appointed 13 April 2006)
Mr Alan Thompson (Resigned 4 April 2006)
Mr Paul Ralph (Resigned 16 December 2005)

Company Secretary

Miss Eva Liu

Registered Office

Riverside Life Sciences Centre
11 Julius Avenue
North Ryde NSW 2113

Auditors

William Buck (NSW) Pty Limited
Level 24,
201 Elizabeth Street
Sydney NSW 2000

Lawyers

Clayton Utz
Level 28 Riparian Plaza
71 Eagle Street
Brisbane QLD 4000

Share Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Telephone: 61 2 8234 5000

Web-site

www.avastra.com

Contact Information

Telephone: +61 2 9888 7184
Fax: +61 2 9889 8945
info@avastra.com

Avastra Ltd

Chairman's Letter

30 June 2006

Dear Shareholder,

The FY06 fiscal year has been one of great transition for Avastra. The Company abandoned its clinical trial in September last year following recommendation from an independent expert panel review. The corollary of the panel's decision meant that many more years of research and development would be required for the BioWeld® technology to reach commercialisation.

This outcome set in motion a number of changes that were necessary to minimise the Company's operational expenses and included the redundancy of many research staff. Separately, the former Managing Director resigned, and the Board was reconstituted. What also followed was a great deal of introspection and review of the Company's operations and strategies going forward.

The Board took the view that whilst the Company achieved Proof of Concept with the BioWeld® technology and we obtained some encouraging results, they were not significant enough to encourage directors to pursue the technology to a commercial outcome.

Your Board was cognisant that the Company's share price, market capitalisation and cash reserves were at low ebb, and immediately took steps to find an alternative strategy to boost its market capitalisation and prospects. With that in mind, the Company enlisted the help of Corporate Advisors Stanmore Capital Partners/Montgomery Pacific Group. Stanmore Capital and Montgomery Pacific are boutique investment banking firms that specialises in assisting Australian public life sciences companies with funding and strategies to increase shareholder wealth and sustain growth. Two of the principals of Stanmore Capital, Messrs Roger Greene and Michael Dalsin, were also appointed to the Board in October 2005.

The Advisors identified at least three industries within the life sciences sector that offered Avastra the potential to acquire some cash flow and alleviate the Company's funding pressures. In their analysis, the advisors presented to the Board that sleep diagnostic market in North America represented the best alternative, and has since then developed detailed strategies and business plans on how best for Avastra to achieve becoming a national market leader in this industry.

Since the appointment of Montgomery Pacific/Stanmore Capital in October, we have seen the share price rise from a low of 12.5 cents a year ago to 28 cents at the time of writing. The Board and I have been committed to re-establishing shareholder value in this company, and we will continue to pursue profitable business making opportunities within the current corporate direction.

An encouraging sign that the Company is heading down the right path was evident when Shareholders overwhelmingly approved this change in nature of the Company at an Extraordinary General Meeting (EGM) on 29 August. It is therefore with great excitement and anticipation that Avastra can now move forward on these plans. Most importantly, we thank our Shareholders for being patient during this difficult and sometimes frustrating transition period and we are confident that we can report much more positive results next year.

Yours faithfully,

Greg Fagan
Chairman
15th September 2006

In accordance with the Corporations Act 2001, the Directors of Avastra Ltd ("the Company") submit their report together with the accounts for the Company for the year ended 30 June 2006.

Company Officers' Qualification and Experience

The names and details of the Company's officers, in office during or since the end of the financial year are:

Name	Qualifications, experience and special responsibilities
Mr Gregory Fagan BEc, Dip Fin Planning, CFP, ASIA (Chairman)	Mr. Fagan is a non-executive director. He is an economics graduate from La Trobe University and has a diploma in Applied Finance and Investment. He has been involved in the investment industry for more than 16 years and specialises in investment and taxation advice for high net worth individuals. Mr Fagan is the Managing Director of FMD Financial Pty Ltd (superannuation financial services advisory group). He has previous experience in the Funds Management industry. **Other current directorships**: Independent Non-Executive Director of St. Andrews Finance Limited.
Mr Roger Greene AB Econs, Harvard College, magna cum laude, phi beta kappa; JD Harvard Law School, cum laude (Non Executive Director) *Appointed 28 October 2005*	Mr. Greene worked with the various funds in the Robert M. Bass Group in Texas as a principal and as general counsel. He participated in a number of their opportunity funds, including Brazos Fund, which purchased $2 billion in assets in the US and Canada, and Lone Star Fund, which has acquired and managed several billions of dollars in assets in North America, Asia and Europe. For Brazos, Mr. Greene was responsible for negotiations on a $300 million purchase of assets from a thrift in Canada, an acquisition of assets of over $100 million that resulted from the merger of two insurance companies, and the securitization of hundreds of millions of dollars of mortgage loans. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.
Mr Guy Aird Dip Val RMIT ASIA (Non Executive Director) *Appointed 15 December 2005*	Mr Aird is a non-executive director and brings to Avastra expertise in corporate finance. He has been in the investment industry for over 20 years mainly involving equity advisory roles with various private client stockbroking firms. He is a partner in a Melbourne boutique firm Domain Capital who specialise in Corporate Advisory & Equity Capital Market operations. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.
Mr Michael Dalsin BSc Mathematical Economics (Non Executive Director) *Appointed 28 October 2005*	Mr. Dalsin has worked in international investment banking and deal-making for investments by Morgan Stanley Managing Director's funds in London, Hong Kong and New York. He was as a lead banker and negotiator for small and medium market ($US15M to $US50M) international acquisitions for both American and English companies. He participated as a key sales person in institutional fundraising for a number of international (micro-capitalization) companies with placements of $US5M to $US10M. He has experience in securing cash flow debt and term debt for small to medium companies and has practice in high yield and convertible debt for the purposes of acquisition. **Other current directorships:** Independent Non-Executive Director of Resonance Health Limited.

Dr George Steinfels Ph.D Pharmacology, MBA, Management & Finance, Wharton School of Business (Non-Exec Director) ***Appointed 13 April 2006***	Dr Steinfels has over 25 years experience in the pharmaceutical industry and is currently the Chief Business Officer and Senior Vice President Clinical Development at Rexahn Pharmaceuticals, Inc. He has extensive operational experience in multinational companies that included development of strategic plans to rapidly grow business units through acquisition of existing providers in the targeted services. He further has experience in managing a US$12 million research budget with 45 research scientists, and developed preclinical and clinical development strategies for over 50 new chemical entities and products in therapeutic areas that include sleep disorders, neurodegenerative disorders, anxiety/depression, schizophrenia and pain.
Mr Paul Ralph BA (Managing Director) ***Resigned 16 Dec 2005***	Mr Ralph has more than 22 years experience in financial markets. He previously worked as a corporate advisor principally in the biotechnology sector. He has a Degree in Pure and Applied Mathematics (Uni. Of Sydney), is the Chairman of Diakyne Pty Ltd (bioscience/diagnostics) and Executive Director of Colorado Investments Pty Ltd (corporate advisory). Mr Ralph founded Avastra Ltd in September 2000 to commercialise the BioWeld® technology.
Mr Alan Thompson BSc (Non-Executive Director) ***Resigned 4 April 2006***	Mr Thompson has more than 30 years experience in the pharmaceutical industry. Most recently (1999-2003), as Worldwide Vice President at Johnson & Johnson's Head Office in the USA, he was responsible for the commercial evaluation of product potential and the direction of business strategy as well as a member of the Board of Ortho-McNeil Pharmaceuticals. Previously accountable for businesses in Asia-Pacific (1991-1993 & 1997-1998), Mr Thompson was Managing Director of Sandoz Pharma in Australia and New Zealand (1993-1997).
Miss Eva Liu BBus. Banking & Finance (Company Secretary)	Miss Liu is the Company Secretary. She has a strong background in banking and finance, and has worked as a Commercial Officer for the British Trade and Cultural Office in Taipei. Miss Liu has extensive journalistic experience.

Principal Activities

The Board discontinued the clinical trial of its BioWeld® Tube following the recommendations of an independent expert panel in September 2005. The principal activity of the Company during the balance of the financial year was researching opportunities in the medical services and medical device business that resulted in a proposal to enter into the sleep dysfunction market in North America. Shareholders overwhelmingly approved this proposal at an extraordinary general meeting on 29 August 2006.

Operating Results

The net operating loss for the year after providing for income tax was $3,000,218 (2005: Loss of $1,559,819). Given the change in the nature of the company's business outlined above the company wrote off its investment in licences and patents amounting to $680,004 and recorded an impairment write down on its remaining fixed assets of $54,334.

Dividends

The directors of the Company recommend that no dividend be paid in respect of the year ended 30 June 2006 (2005: nil).

Significant Changes in the State of Affairs

As outlined under principal activities above, the company discontinued the BioWeld® business in September 2005 following difficulties in a clinical trial. The company with the support of its shareholders in an extraordinary general meeting on 29 August 2006 is repositioned to enter the sleep dysfunction market in North America.

There were no other significant changes in the state of affairs during the year.

Matters Subsequent to the End of the Financial Year

Shareholders, at the extraordinary general meeting on 29 August 2006 the shareholders, passed a resolution to move the business into the sleep diagnostic centre business.

To enable the company to fund the acquisition of businesses in this market the shareholders approved the issue of a further 12 million shares of $0.20 each and 2,500,000 shares to the New Millennium Fund Pty Ltd, a pooled development fund associated with certain directors of the company.

Other than as outlined above there was no matter or circumstance since 30 June 2006 that has significantly affected, or may significantly affect the entity's operations in future financial years, the results of those operations in future financial years, or the entity's state of affairs in future financial years.

Likely developments and expected results of operations

Information on likely developments in the entity's operations and the expected results of operations, other than outlined above, have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the company.

Environmental regulation

The company is not subject to significant environmental regulation.

Meetings of Directors

There were 22 meetings of the Board during the year ended 30 June 2006 Information concerning the terms of appointment of all Directors who served during the year, the number of Board meetings each was eligible to attend and the number attended follows.

	Date of Appointment	Date of Resignation	Meetings eligible	Meetings attended
Mr Gregory Fagan	12/09/00	-	22	21
Mr Michael Dalsin	27/10/05	-	16	16
Mr Roger Greene	27/10/05	-	16	16
Mr Guy Aird	15/12/05	-	12	12
Dr George Steinfels	13/04/06	-	5	5
Mr Paul Ralph	12/09/00	16/12/05	9	8
Mr Alan Thompson	03/07/03	04/04/06	16	15

Remuneration report

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service agreements
D Share-based compensation

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

A Principles used to determine the nature and amount of remuneration

The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- Transparency
- appropriate to attract and retain high calibre executives
- Rewards capability and experience
- Provides a clear structure for earning rewards
- Provides recognition for contribution.

The framework provides a mix of fixed and variable pay.

Non-executive directors

Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees and payments are reviewed annually by the Board. The Chairman's fees are determined independently to the fees of non-executive directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration. Non-executive directors do not receive share options under an incentive scheme.

Directors' fees

The current base remuneration was last reviewed with effect from 1 July 2005. The Chairman's and Director's remuneration is inclusive of committee fees.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The pool limit currently stands at $250,000.

Retirement allowances for directors

There are no retirement allowances for directors.

Executive pay

The executive pay and reward framework has two components:

- Base pay and benefits
- short-term performance incentives (paid as a bonus which may be cash or shares)

The combination of these comprises the executive's total remuneration.

Remuneration report (Continued)

Base pay
Structured as a total employment cost package which may be delivered as a combination of cash and prescribed benefits including superannuation.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive within the market.

Benefits
There are no executive benefits for Australian employees, other than superannuation. Company employees in the USA receive benefits including insurance, contribution to pension scheme and to health insurance at a level which is consistent with benefits provided to employees in US biotechnology companies of similar size.

Retirement benefits
There are no retirement benefits other than superannuation.

Short-term incentives
Each year, the audit and remuneration committee considers the appropriate targets and key performance indicators (KPIs) to link the short term incentive (STI) plan and the level of payout if targets are met.

The audit and remuneration committee is responsible for assessing whether the KPIs are met. To help make this assessment, the committee receives detailed reports on performance from management.

The short-term bonus payments are set in line with under or over achievement against the target performance levels. This is at the discretion of the audit and remuneration committee.

B Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and the key management personnel (as defined in AASB 124 *Related Party Disclosures)* of Avastra Limited are set out in the following tables.

The key management personnel of Avastra Limited are the directors as per pages 3 – 4 above and the following executive officers (of which the entity had only one), which are also the highest paid executives of the entity

- Dr Matthew Harris (resigned 10 April 2006)

The cash bonuses are dependent on the satisfaction of performance conditions as set out in the section headed *Short-term incentives* above. All other elements of remuneration are not directly related to performance.

Directors and key management personnel of Avastra Limited.

2006	Short-term benefits			Post - employment benefits	Share-based payment	
Name	Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Options	Total
	$	$	$	$	$	$
Non-executive directors						
Mr Gregory Fagan, *Chairman*	26,000	-	-	24,000	-	50,000
Mr Guy Aird	16,000	-	-	-	-	16,000
Mr Roger Greene*	-	-	-	-	-	-
Mr Michael Dalsin*	-	-	-	-	-	-
Dr George Steinfels	6,511	-	-	-	-	6,511
Mr Alan Thompson	22,500	-	-	-	-	22,500
Sub-total non-executive directors	**71,011**	-	-	**24,000**	-	**95,011**
Executive directors						
Mr Paul Ralph**	-	-	-	-	-	-
Other key management personnel						
Dr Matthew Harris	106,722	-	-	8,322	2,055	117,099
Totals	**177,733**		-	**32,322**	**2,055**	**212,110**

* Montgomery Pacific Group LLC, of which Messrs Greene and Dalsin are directors received $397,964 from the Company during the year for services provided on normal commercial terms for the provision of corporate and advisory services but have not received any fees in relation to their role as non-executive directors.

During the year Montgomery Pacific received 2,000,000 advisor options as outlined below. The value of these options received by Montgomery Pacific during the year was calculated at $1,141.

** Colorado Investments Pty Ltd, of which Mr Paul Ralph is a director, received $380,000 from the Company during the year for services provided on normal commercial terms for the provision of management and corporate services that also covered Mr Ralph's resignation.

A further 2,450,000 options were issued on 11 September 2006 following Shareholder approval at an EGM on 29 August to compensate non-executive directors for additional work performed during the absence of a permanent managing director/CEO. Two of the directors have, at the date of this report exercised 400,000 of the 2,450,000 options.

Directors and key management personnel of Avastra Limited.

2005	Short-term benefits			Post - employment benefits	Share-based payment	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Options $	Total $
Non-executive directors						
Mr Gregory Fagan *Chairman*	26,000	-	-	24,000	596	50,596
Mr Alan Thompson	-	-	-	-	-	-
Sub-total non-executive directors	**26,000**	-	-	**24,000**	**596**	**50,596**
Executive directors						
Mr Paul Ralph *Managing Director**	240,000	100,000	-	-	152	340,152
Other key management personnel						
Dr Matthew Harris	79,640	10,000	-	7,856	-	97,496
Totals	**345,640**	**110,000**		**31,856**	**748**	**488,244**

* Paid to Colorado Investments Pty Limited, a company controlled by Mr Paul Ralph.

C. Service agreements

There are no service agreements in place for any employee or executive of the company as at the date of this report.

D. Share-based compensation

At the date of this report, Director and Director related entities held, directly or indirectly, the following equity interests in the Company:

<u>Shares</u>

As at 30 June 2006, Mr Paul Ralph held 2,551,787 shares in the Company. Of this holding, 627,360 were held in trust for an unrelated third party. Mr Ralph held a further 1,451,012 shares in the Company indirectly through the New Millennium Fund Pty Ltd.

As at 30 June 2006, Mr Gregory Fagan held 693,044 shares in the Company. Mr Fagan held a further 121,206 shares in the Company indirectly through the New Millennium Fund Pty Ltd.

D. Share-based compensation (cont)

Series 1 Options

As at 30 June 2006, the following Directors held the following Series 1 options in the Company:

Mr Paul Ralph held 42,347 Series 1 options, granted on 27 October, 2003 with a $2.30 exercise price and a 3 year term.

Mr Gregory Fagan held 15,684 Series 1 options, granted on 27 October, 2003 with a $2.30 exercise price and a 3 year term.

Mr Paul Ralph and Mr Gregory Fagan have a beneficial interest in the New Millennium Fund Pty Ltd, which held 205,460 Series 1 options with a $2.30 exercise price and a 3 year term.

Series 3 Options

As at 30 June 2006, the following Directors held the following Series 3 options in the Company:

Mr Alan Thompson held 100,000 options, granted on 20 January, 2004 with a $1.00 exercise price and a 4 year term.

Mr Gregory Fagan held 100,000 options, granted on 20 January, 2004 with a $1.00 exercise price and a 4 year term.

Advisor Options

As at 30 June 2006, the following Directors held the following Advisor options in the Company:

Mr Roger Greene and Mr Michael Dalsin through a related company – Montgomery Pacific, held 750,000 options, granted on 26 October 2005 with a $0.25 exercise price and a 3 year term, and 1,250,000 options, granted on 26 October 2005 with a $0.40 exercise price and a 3 year term.

Directors' and Auditors' Indemnification

The Company paid insurance premiums to insure each of the directors against liabilities for costs and expenses incurred by them on defending and legal proceedings arising out of their conduct while acting in the capacity of director of the Company, other than a wilful breach of duty. The amount of the premium was $47,475 for all directors.

The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the Company's auditor against a liability incurred as such by the auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against liability incurred by the auditor.

Proceedings on Behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the Company or to intervene in any proceedings which the Company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The Company was not a party to any such proceedings during the year.

Auditor's Independence Declaration

A copy of the auditor's independence declaration required under section 307C of the Corporations Act 2001 is set out on page 12.

Rounding of Amounts

The Company is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and Directors' report have been rounded to the nearest dollar.

Directors' Interest and Benefits

Other than the above, no Director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts) by reason of a contract made with the Director, with a firm which he is a member, or with an entity in which he has a substantial financial interest by the Company.

Signed in accordance with a resolution of the Board of Directors:

Gregory Fagan
Chairman

Dated this 15th day of September 2006

William Buck
Business Advisors
Chartered Accountants

LEAD AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF AVASTRA LIMITED

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

William Buck
A.B.N. 16 021 300 521

L. E. Tutt
Partner
Sydney, 15 September 2006

The Board strongly agrees with the Principles of Good Corporate Governance and Best Practice Recommendations developed by the ASX Corporate Governance Council. The Directors are, however, realistic in acknowledging the size and nature of the Company and have modified where they deem applicable the best practice standards as laid down by the ASX. The Best Practice Recommendations not adopted or specific comments thereon are as follows.

Role of the Board and Management

The Board is responsible for the Corporate Governance of the Company including the setting and the monitoring of the objectives, goals and corporate direction. There are formal statements as to the delegated authority of management. The Board closely interacts with the Company's management and has established adequate systems of internal control, to assess, monitor and manage business risk, and ensure adherence to appropriate ethical standards.

Structure of the Board

Directors' qualifications and experience are outlined in the Directors' report.

Due to the Company's size, it is not considered necessary to maintain a Nomination Committee. When a vacancy exists, through whatever cause, or where it is considered the Board would benefit from the services of a new director with particular skills, the Board considers candidates with the appropriate expertise and experience. The Board then appoints the most suitable person who shall hold office until the conclusion of the following Company annual general meeting and shall be eligible for re-election at every annual general meeting. There are no share qualifications for a director.

Each Director has the right to seek independent professional advice regarding material matters concerning the Company at the Company's expense after notifying the Chairman.

Ethical and Responsible Decision-making

The Company has a formal code of conduct for employees. It recognises the need for Directors and employees to observe the highest standards of behaviour and business ethics. Directors and officers are expected to act in accordance with the law and with the highest standards of propriety.

Share Trading Policy

The Company's share trading policy requires all officers and employees of the Company to gain permission from the Managing Director and/or the Chairman before being allowed to deal in shares of the Company. Where the Chairman or the Managing Director believes trading in the Company's shares may have the appearance but not necessarily the legitimacy of conflict under the insider trading provisions, no trading may take place. In circumstances where permissible trading may not be clear cut, legal advice is sought.

Timely and Balanced Disclosure

The Board through continuous disclosure, the maintenance of a web site, the distribution of the annual report to all shareholders and the holding of an annual shareholders meeting, where shareholders are encouraged to participate, strives to keep shareholders fully informed of developments within the Company in a cost effective manner.

Shareholders' Rights

The Board is aware of the importance of effective shareholder communication. The Company encourages the use of its website. Shareholders wishing to receive the Company's newsletter and other communications electronically can register their email address by contacting Avastra on info@avastra.com. Avastra requests its External Auditor to attend the Company's general meetings.

Audit and Remuneration Committee

The Board has established an Audit and Remuneration Committee ("the Committee") comprising of Mr Gregory Fagan (Chairman of the Committee and the Company), Mr Alan Thompson (Non- Executive Director – resigned 4 April 2006) and Mr Guy Aird (Non-Executive Director).

The Company has departed from the ASX Corporate Governance Council ("ASX CGC") best practice recommendation that the chairperson of the audit committee not be the chairperson of the board. This departure is due to the chairman being the most qualified director for the role. The Company operates on the premise of effective, strong and experienced personnel are more important for the Company's integrity and efficiency than the implementation of third party boilerplate recommendations.

The Company has departed from the ASX CGC best practice recommendation that the audit committee have a formal charter. This departure is due to the small size of the Company.

The Board sets the remuneration of the Managing Director, senior executives and Non-Executive Directors on the advice of the Committee. The committee establishes and reviews compensation arrangements with a view to obtaining and retaining the services of a Managing Director, senior executives and Non-Executive Directors appropriately qualified to discharge their duties.

The committee is also responsible for selecting appropriate external auditors and for reviewing the adequacy of existing external auditor arrangements. The Committee reviews the scope and quality of the external audit process. The review entails an analysis of the audit testing performed in the context of the size and risk profile of the Company.

Remunerate Fairly and Responsibly

Executives' remuneration packages are made up of fixed and performance linked components, with base remuneration fixed at levels competitive with market rates. Incentive payments and salary increases are determined at the completion of performance reviews and measurable against clear performance criteria.

The Managing Director's services were provided via a contract with Colorado Investments Pty Ltd ("Colorado"). The contract was a rolling one year contract which was terminated on 16 December 2005. The contract was terminable on 12 month's notice by either party, or by the Company for the usual non-performance events relating to Mr Ralph's services as Managing Director or a change in control of Colorado. Colorado was paid $A240,000 per year (exclusive of GST) plus performance related bonuses. During the current year an amount of $380,000 was paid which included a termination payment of $240,000.

The remuneration of non-executive directors is fixed. They do not participate in any incentive plans available to executives. The Board has approved annual payments of $30,000 to each non-executive director, with the chairman receiving a fee of $50,000.

Identifying and Managing Risk

Formal risk management profiles, policies, and procedures have been adopted. As noted above, the Company has an Audit and Remuneration Committee. The Board meets on a regular basis and, as part of the ongoing performance review, current and possible future business risks are identified. Once a business risk is identified, appropriate action is planned and instigated by the Board. The results of the action plan are constantly reviewed and corrective action is taken as required.

Due to the size of the Company, an Internal Audit function·has not been implemented. However, these duties are performed by the Audit and Remuneration Committee.

The Managing Director and Company Secretary reports to the Board on the integrity of financial statements and the effectiveness of internal compliance and control systems.

Performance Enhancement

The Board does not have a Nomination Committee and has not adopted formal Performance Enhancement procedures, as the Board undertakes ongoing performance reviews as part of its regular review of Company activities.

Interests of Stakeholders

The Company does not have a formal Code of Conduct covering obligations to legitimate stakeholders. However, the Board is fully aware of its obligations for Public or Social Accountability based on notions of legitimacy, fairness, and ethics.

Avastra Ltd

Directors' Declaration

For the year ended 30 June 2006

The Directors of the Company declare:

1. the financial statements and notes, as set out on pages 17 to 37

   (a) comply with Accounting Standards and the Corporations Act 2001; and

   (b) give a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date.

2. In the Directors' opinion, there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable.

3. The audited remuneration disclosures set out on pages 6 to 11 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*.

The directors have been given the declarations by the chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the Board of Directors:

....

Gregory Fagan
Chairman

Dated this 15th day of September 2006.

Income Statement

For the year ended 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Continuing operations			
Revenues	2	243,736	314,897
Other revenue	2	324,629	598,385
Depreciation and amortisation expenses		(174,308)	(144,459)
Impairment of licences and patents		(680,004)	-
Impairment of fixed assets		(54,334)	-
Employee benefits expense		(166,880)	(36,218)
Clinical trials		-	(294,313)
Consultancy fees		(882,143)	(438,485)
Insurance		(52,037)	(58,540)
Research and development		(650,318)	(907,090)
Legal fees		(271,398)	-
Travel expenses		(232,834)	-
Other expenses		(404,327)	(593,996)
Loss before income tax		(3,000,218)	(1,559,819)
Income tax expense	3	-	-
Operating loss from continuing activities after income tax	**12**	**(3,000,218)**	**(1,559,819)**
Basic earnings/(loss) per share	14	(9.9)	(5.5 cents)
Diluted earnings/ (loss) per share	14	(9.9)	(5.5 cents)

The income statement should be read in conjunction with the accompanying notes.

Avastra Ltd

Balance Sheet

As at 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Current Assets			
Cash and cash equivalents	4	3,746,365	5,457,830
Receivables	5	155,402	61,631
Total Current Assets		3,901,767	5,519,461
Non Current Assets			
Licence	6	-	280,000
Plant and Equipment	7	42,991	305,611
Patent	8	-	500,004
Total Non Current Assets		42,991	1,085,615
Total Assets		**3,944,758**	**6,605,076**
Current Liabilities			
Payables	9	167,319	51,451
Provisions	10	5,961	21,366
Total Current Liabilities		173,280	72,817
Net Assets		3,771,478	6,532,259
Equity			
Contributed Equity	11	11,130,347	10,890,910
Accumulated Losses	12	(7,358,869)	(4,358,651)
Total Equity		**3,771,478**	**6,532,259**

The balance sheet should be read in conjunction with the accompanying notes.

Statement of changes in equity

As at 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Total equity at the beginning of the financial year		6,532,259	8,092,078
Loss for the year		(3,000,218)	(1,559,819)
Shares issued during the year		297,142	-
Shares purchased during the year		(18,575)	-
Transaction costs		(39,130)	-
Total equity at the end of the financial year		3,771,478	6,532,259
Total recognised income and expense for the year attributable to the members of Avastra Limited		(3,000,318)	(1,559,819)

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of Cash Flows

For the year ended 30 June 2006

	Notes	30 June 2006 $	30 June 2005 $
Cash flow from operating activities			
Interest received		243,736	314,897
Government grants		22,500	274,800
Other receipts		296,534	307,555
Payment to suppliers and employees		(2,619,502)	(2,276,344)
Net cash (used in) operating activities	15	(2,056,732)	(1,379,092)
Cash flow from investing activities			
Payments for plant and equipment		(12,988)	(315,695)
Proceeds on sale of plant and equipment		118,818	-
Net cash (used in) investing activities		105,830	(315,695)
Cash flow from financing activities			
Proceeds from share issue		297,142	-
Transaction costs of issue of shares		(39,130)	-
Costs of share buy backs		(18,575)	-
Net cash provided by financing activities		239,437	-
Net increase/(decrease) in cash held		**(1,711,465)**	**(1,694,787)**
Cash at the beginning of the financial year		5,457,830	7,152,617
Cash at the end of the financial year		**3,746,365**	**5,457,830**

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include AIFRS. Compliance with AIFRS ensures that the financial report comprising the financial statement and notes thereto, comply with International Financial Reporting Standards (IFRS).

This financial report is the first Avastra Limited financial report to be prepared in accordance with AIFRS. AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial reports.

Financial reports for Avastra Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Avastra Limited financial report for the year ended 30 June 2006, management has amended certain accounting and valuation methods applied in the AGAAP financial report to comply with AIFRS. With the exception of financial instruments, the comparative figures in respect of the year ended 30 June 2005 were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Historical cost convention

This financial report has been prepared under the historical cost convention.

Critical accounting estimates and assumptions

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the company and that are believed to be reasonable under the circumstances.

The company tests annually whether intangibles have suffered any impairment, in accordance with the accounting policy stated in note 1(i). Accordingly the company wrote off its investment in licences and patents at year end as a result of a change in strategic direction.

Note 1 Summary of significant accounting policies (continued)

(b) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

Business Segment

The company has previously operated in development of technology for the replacement of sutures and surgical staples. The company has now changed strategic direction given difficulties with the clinical trial. The business is now focused on the sleep dysfunction market. For primary reporting purposes the entity operates in one business segment as described.

Geographical segments

The company operates in two main geographical areas:

Australia
The home country of the company which following a change in strategic direction remains as the head office.

United States
The company is focused on acquiring profitable diagnostic sleep centres to create a national chain.

(c) Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of the company are measured using the currency of the primary economic environment in which the company operates ('the functional currency'). The financial statements are presented in Australian dollars, which is Avastra Limited's functional and presentation currency.

(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

All revenue is stated net of the amount of goods and services tax (GST).

Note 1 Summary of significant accounting policies (continued)

(e) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.

An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are recognised in equity and not in profit and loss.

(g) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Note 1 Summary of significant accounting policies (continued)

(h) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(i) Impairment of assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k) Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Recoverable amount of non-current assets

From 1 July 2004 to 30 June 2005

The company has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The company has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

Note 1 Summary of significant accounting policies (continued)

(l) Recoverable amount of non-current assets (cont)

Adjustments on transition date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost, fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition (1 July 2005) changes to carrying amounts are taken to accumulated losses.

From 1 July 2005

The company classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the company provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

Note 1 Summary of significant accounting policies (continued)

(m) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The quoted market price used for financial assets held by the company is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.
The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the company for similar financial instruments.

(n) Property, plant and equipment

Plant and equipment is depreciated over its useful life using the straight line method. The expected useful life for office furniture and laboratory equipment is 5 years.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is company policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(o) Intangible assets

(i) Patents

Patents have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight line method to allocate the cost of patents over their estimated useful lives of 10 years. They are assessed for impairment whenever there is an indication that the patent may be impaired. This assessment takes place at least at each financial year end.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if the product or service is technically and commercially feasible and adequate resources are available to complete development. Other development expenditure is recognised in the income statement as an expense when it is incurred.

Intangible assets (continued)

(iii) Intangible assets – other intangibles

Costs incurred in acquiring licences are capitalised and amortised on a straight line basis over the period of the expected benefit. Licences held at the reporting date, prior to being written off, were amortised over its estimated useful life of 10 years, using the straight line method.

(p) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Employee benefits

(i) Wages and salaries and annual leave

Liabilities for wages and salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Retirement benefit obligations

The Company contributes the required statutory superannuation rate (currently 9%) on behalf of employees to licensed superannuation funds. The company's legal or constructive obligation is limited to these contributions.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iii) Share-based payments

The Company provides benefits to employees (senior executives) of the company in the form of share based payments whereby employees render services in exchange for shares or rights over shares.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Employee benefits (continued)

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

(r) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds. Incremental costs directly attributable to the issue of new shares or options, are included in the cost of the acquisition as part of the purchase consideration.

(s) Earnings Per Share

(i) Basic earnings per share
Basic earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year (see note 14).

(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares (see note 14).

(t) Financial risk management

The Directors provide written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, and investing excess liquidity.

(i) Market risk

Foreign exchange risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the company's functional currency.

The company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States, however the risk is minimal given the current limited size of the operation in this country.

(ii) Interest rate risk exposures
The company's exposure to interest rate risk is small given that it has no debt and has limited funds on deposit.

(iii) Credit risk exposures
The Company has no significant concentration of credit risk.

Note 2 Revenues and Expenses

	2006 $	2005 $
Revenue from continuing operations		
Other Revenue		
Bank interest	243,736	314,897
Revenue from continuing operations	243,736	314,897
Other Income		
Government grants	22,500	290,830
Income tax rebate	296,534	307,555
Other revenue	5,595	-
	324,629	598,385

Expenses

Loss before income tax expense includes the following specific expenses:

	2006	2005
Depreciation	74,308	44,459
Amortisation of licences and patents	100,000	100,000
Impairment write down licences and patents	680,004	-
Impairment write down fixed assets	54,334	-
Clinical trials	-	294,313
Consultancy fees	882,143	438,485
Insurance	52,037	58,540
Research and development	650,318	907,090
Superannuation expense	43,541	-

Note 3 Taxation

Numerical reconciliation of income tax expense to prima facie tax payable

	2006	2005
Loss from continuing operations before income tax expense	(3,000,218)	(1,559,819)
Prima facie income tax expense/(benefit) calculated at 30% on the loss from ordinary activities	(900,065)	(491,732)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
Amortisation expense	30,000	30,000
Impairment expense	220,301	-
Research & Development expense	-	272,127
Patent costs	19,013	-
Legal costs	81,419	4,066
Tax benefit not brought to account	549,332	185,539
Income tax expense from ordinary activities	-	-

There is no tax loss carry forward.

	2006 $	2005 $
Note 4 Cash and Cash Equivalent		
Cash at bank	196,365	91,633
Bank bills	3,550,000	5,363,197
Held in trust	-	3,000
	3,746,365	5,457,830
Note 5 Receivables		
Biotech Innovation Fund Grant	-	28,530
Other receivables	88,769	33,101
Prepayments	66,633	-
	155,402	61,631
Note 6 Licence		
Licence at cost	400,000	400,000
Accumulated amortisation	(160,000)	(120,000)
Impairment write down	(240,000)	-
	-	280,000

The Company had an exclusive licence to research, develop, and commercially exploit technology formerly owned jointly by The Microsearch Foundation of Australia and Access Macquarie Ltd (formerly Macquarie Research Ltd). Given the change in strategic direction of the company the value of these licences is currently uncertain and as a result the carrying cost has been reduced to NIL.

Note 7 Plant and equipment

Plant and equipment:		
At cost	143,106	354,048
Accumulated depreciation	45,781	48,437
Accumulated impairment losses	54,334	-
Total plant and equipment	42,991	305,611

Movements in Carrying Amounts

Balance at the beginning of year	305,611	48,580
Additions	12,988	301,490
Disposals	(146,966)	-
Depreciation expense	(74,308)	(44,459)
Impairment	(54,334)	-
Carrying amount at the end of year	42,991	305,611

	2006 $	2005 $
Note 8 Patents		
Patent at cost	600,000	600,000
Accumulated amortisation	(159,996)	(99,996)
Impairment	(440,004)	-
	-	500,004

Given the change in strategic direction of the company the value of the patents is currently uncertain and as a result the carrying cost has been reduced to NIL.

	2006 $	2005 $
Note 9 Payables		
Payables	146,603	-
Other creditors and accruals	20,716	51,451
	167,319	51,451
Note 10 Provision		
Employee entitlements	5,961	21,366
	5,961	21,366
Note 11 Contributed Equity		
Ordinary shares fully paid		
30 June 2006 – Number:30,138,061	11,130,347	10,890,910
(30 June 2005 – Number: 28,215,423)		
	11,130,347	10,890,910

Ordinary shareholders participate in dividends and the proceeds of winding up of the entity in proportion to the number of shares held. At shareholders' meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

Issued Shares: Movements in contributed equity	Number	$
Opening balance	28,215,423	10,890,910
Issue of 2,057,138 shares	2,057,138	297,142
Cost of raising equity	-	(57,705)
Share buyback	(134,500)	-
Closing balance	30,138,061	11,130,347

	2006 $	2005 $
Note 12 Accumulated losses		
Accumulated losses at the beginning of the financial year	(4,358,651)	(2,798,832)
Loss for the year	(3,000,218)	(1,559,819)
Accumulated losses at the end of the financial year	(7,358,869)	(4,358,651)
Note 13 Auditors Remuneration		
Amounts received or due and receivable by William Buck for:		
Audit and review of the financial report of the company	19,500	18,500
Other services in relation to the company	-	-
Total remuneration for audit services	19,500	18,500

Note 14 Earnings Per Share

Basic earnings per share	(9.9 cents)	(5.5 cents)
Diluted earnings per share	(9.9 cents)	(5.5 cents)
Income and share data used in the calculations of basic and diluted earnings per share		
Net loss	(3,000,218)	(1,559,819)

	2006 Number of shares	2005 Number of shares
Weighted average number of ordinary shares used in the calculation of basic earnings per share	30,138,061	28,215,423
Effect of dilutive securities		
Adjusted weighted average number of ordinary shares and potential ordinary shares used in calculating diluted earnings per share	30,138,061	28,215,423

Information concerning earnings per share

Earnings for the purpose of the calculation of basic earnings per share and diluted earnings per share is the net loss. Options granted are considered to be potential ordinary shares when they would result in the issue of ordinary shares for less than the average market price of the ordinary shares during the period. In respect of the financial year ended 30 June 2006 (and 2005), options are not dilutive and are therefore not included in the calculation of either basic or diluted earnings per share.

Note 15 Reconciliation of loss after income tax to net cash flow from operating activities,

	2006 $	2005 $
Operating loss after income tax	(3,000,218)	(1,559,819)
Amortisation	100,000	100,000
Depreciation	74,308	44,459
Impairment write down	734,338	-
Loss on sale of assets	28,147	-
Change in operating assets and liabilities		
(Increase)/Decrease in Receivables	(93,771)	14,536
Decrease/(Increase) in Payables	100,464	21,732
Net cash outflow from operating activities	(2,056,732)	(1,379,092)

Note 16 Key Management Personnel Disclosures

(a) Directors

The following persons were directors of Avastra Limited during the financial year:

(i) Chairman – non-executive
Mr Greg Fagan

(ii) Executive directors
Paul Ralph - Managing Director (Resigned 16 December 2005)

(iii) Non-executive directors

Mr Michael Dalsin	(Appointed 27 October 2005)
Mr Roger Greene	(Appointed 27 October 2005)
Mr Guy Aird	(Appointed 15 December 2005)
Dr George Steinfels	(Appointed 13 April 2006)
Mr Alan Thompson	(Resigned 4 April 2006)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

Name	Position	Employer
Dr Matthew Harris (Resigned 10 April 2006)	Research and Development Manager	Avastra Limited

Key Management Personnel Disclosures (continued)

(b) Key management personnel compensation

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections A-D of the remuneration report on pages 6 to 10.

(c) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 9 to 10 inclusive .The company has no formal employee share option plan but issues options to attract, retain and motivate employees. It is designed to generate longer term incentives linked to the future of Avastra Limited.

As at 30 June 2006, options have been granted over 3,913,506 shares as outlined hereunder:

Series	Date options Granted	Expiry date	Issue price Of Option	Exercise price of options	Number under option	Date Exercisable
1	27 October 2003	27 October 2006	-	$2.30	1,513,506	Before expiry
3	20 January 2004	21 January 2008	-	$1.00	320,000	Before expiry
Other	10 October 2005	10 October 2008	-	$0.20	80,000	Before expiry
Advisor	26 October 2005	26 October 2008	-	$0.25	750,000	Before expiry
Advisor	26 October 2005	26 October 2008	-	$0.40	1,250,000	Before expiry
					3,913,506	

Series 1 are 3 shares for each option. Advisor and other options are one share per option.

All options on issue are unquoted securities. No person held 20% or more of the Series 1 options. Of the Series 3 options, Mr Gregory Fagan holds 100,000. Dr Matthew Harris hold the Other options – 80,000.

(ii) Option holdings

The numbers of options over ordinary shares in the company held during the financial year by each director of Avastra Limited and other key management personnel of the Company, including their personally related parties, are set out below, and include options held directly or indirectly.

2006 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Cancelled	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Avastra Limited						
Mr Greg Fagan	321,144	-	-	-	321,144	321,144
Mr Michael Dalsin	-	1,000,000	-	-	1,000,000	1,000,000
Mr Roger Greene	-	1,000,000	-	-	1,000,000	1,000,000
Mr Guy Aird	-	-	-	-	-	-
Dr George Steinfels	-	-	-	-	-	-
Mr Alan Thompson	100,000	-	-	-	100,000	100,000
Paul Ralph	247,807	-	-	-	247,807	247,807
	668,951	2,000,000	-	-	2,668,951	2,668,951

2005 Name	Balance at the start of the year	Granted during the year as compensation	Exercised during the year	Cancelled	Balance at the end of the year	Vested and exercisable at the end of the year
Directors of Avastra Limited						
Mr Greg Fagan	321,144	-	-	-	321,144	321,144
Mr Alan Thompson	100,000	-	-	-	100,000	100,000
Paul Ralph	247,807	-	-	-	247,807	247,807

(iii) Share holdings

The numbers of shares in the company held during the financial year by each director of Avastra Limited and other key management personnel of the Company, including their personally related parties, are set out below.

2006 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Avastra Limited				
Ordinary shares				
Mr Greg Fagan – Direct Interest	693,044	-	-	693,044
Mr Greg Fagan – **Indirect** Interest through New Millennium Fund	121,206	-	-	121,206
Mr Michael Dalsin	-	-	329,500	329,500
Mr Roger Greene	-	-	142,400	142,400
Mr Guy Aird	-	-	-	-
Dr George Steinfels	-	-	-	-
Mr Alan Thompson	-	-	-	-
Mr. Paul Ralph – Direct Beneficial and non beneficial Interest	2,551,787	-	-	2,551,787
Mr. Paul Ralph – **Indirect** through New Millennium Fund	1,451,012	-	-	1,451,012
	4,817,049	-	471,900	5,288,949
Other key management personnel of the Group				
Ordinary shares				
Dr Matthew Harris	-	-	231,500	231,500
	4,817,049	-	703,400	5,520,449

2005 Name	Balance at the start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at the end of the year
Directors of Avastra Limited				
Ordinary shares				
Mr Greg Fagan – Direct Interest	693,044	-	-	693,044
Mr Greg Fagan – Indirect Interest through New Millennium Fund	121,206	-	-	121,206
Mr Alan Thompson	-	-	-	-
Mr Paul Ralph – Direct Interest beneficially and non-beneficially held	2,551,787	-	-	2,551,787
Mr Paul Ralph – Indirect Interest through New Millennium Fund	1,451,012			1,451,012
	4,817,049	-	-	4,817,049
Other key management personnel of the Group				
Ordinary shares				
Dr Matthew Harris	-	-	-	-
	4,817,049	-	-	4,817,049

Note 17 Leasing Commitments

Operating Lease Commitments

	2006 $	2005 $
Non-cancellable operating leases contracted for but not capitalised in the financial statements:		
Payable		
- not later than 1 year	-	175,996
- after one year but not more than 5 years	-	146,663
- more than 5 years	-	-
	-	322,659

Avastra Ltd moved to new premises at Riverside Life Sciences Centre, 11 Julius Ave, North Ryde NSW 2113 on the 29 April 2005. A two year licence was signed; expiring on 2 May 2007, but was terminated early on 9 June 2006.

Note 18 Related Party Transactions

	2006 $	2005 $
a. a company controlled by Paul Ralph, a director, provided management services during the year on normal commercial terms and conditions	380,000	340,000
b. Alan Thompson, a director provided consultancy services during the year on normal commercial terms and conditions	-	15,000
Directors' fees paid for the year were:		
Gregory Fagan	50,000	50,000
Michael Dalsin*	-	-
Roger Greene*	-	-
Guy Aird	16,000	-
George Steinfels	6,511	-
Alan Thompson	22,500	30,000
Erich Odermatt	-	27,500
Paul Ralph**	-	-
	95,011	107,500

* Montgomery Pacific Group LLC, of which Messrs Greene and Dalsin are directors received $397,964 from the Company during the year for services provided on normal commercial terms for the provision of corporate and advisory services but have not received any fees in relation to their role as non-executive directors.

** Colorado Investments Pty Ltd, of which Mr Paul Ralph is a director, received $380,000 from the Company during the year for services provided on normal commercial terms for the provision of management and corporate services that also covered Mr Ralph's resignation.

Note 19 Contingent Liabilities

The Directors believe there are no contingent liabilities as at 30 June 2006.

Note 20: Events Occurring After Reporting Date

At an extraordinary general meeting on 29 August 2006 the shareholders passed a resolution to move the business into the sleep diagnostic centre business.

To enable the company to fund the acquisition of businesses in this market the shareholders approved the issue of a further 12 million shares of $0.20 each, and a further issue of 2,500,000 shares to the New Millennium Fund Pty Ltd.

The company resolved to issue free options to Directors to acquire shares, at the rate of one share per option, as follows:

Mr Greg Fagan	-	250,000
Mr Guy Aird	-	150,000
Mr George Steinfels	-	50,000
Mr Michael Dalsin	-	1,000,000
Mr Roger Greene	-	1,000,000

The options were issued on 11 September 2006, and are to be exercised within one month of being granted.

Other than outlined above there were no material events subsequent to reporting date impacting upon the company.

Note 21: Transition to Australian equivalents to IFRS

There is no change in equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS), as at the date of transition to AIRFS – 1 July 2004 or as at the previous balance date.

There is no change to the loss under previous AGAAP to loss under Australian equivalents to IFRS (AIFRS) for the year ended 30 June 2005.

The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

William Buck
Business Advisors
Chartered Accountants

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF AVASTRA LIMITED

Scope

The financial report and directors' responsibility
The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for Avastra Limited (the company), for the year ended 30 June 2006.
The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.
We formed our audit opinion on the basis of these procedures, which included:
—examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
—assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Statement of continuing Independence

The auditor's independence declaration provided to the Directors of Avastra Limited dated 13 September 2006 and included on page 12, would be unchanged if provided to the directors as at the date of this report.

Audit Opinion

In our opinion, the financial report of Avastra Limited is in accordance with:
a. the *Corporations Act 2001*, including:
   i. giving a true and fair view of Avastra's financial position as at 30 June 2006 and of it's performance for the year ended on that date; and
   ii. complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and
b. other mandatory professional reporting requirements in Australia.

William Buck
A.B.N. 16 021 300 521

L. E. Tutt
Partner
Sydney, 15 September 2006

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31 August 2006.

a) Twenty largest shareholders

The names of the twenty largest holders of quoted ordinary shares are:

	Number of shares	% of ordinary shares
New Millennium Fund Pty Ltd	3,643,422	12.09
Atefa Ltd	2,614,523	8.67
Mr Paul Ralph	2,301,787	7.64
Queensland Investment Corporation	1,857,138	6.16
Mr Gregory Fagan	693,044	2.29
Mr Simon Mitchell	656,089	2.18
Mr Michael Dalsin	647,500	2.15
JH Nominees Limited	600,000	1.99
Mr David Oakley	570,000	1.89
Mr Roger Greene	460,400	1.53
ANZ Nominees Limited	447,001	1.48
Diemar & Associates Pty Limited	390,524	1.23
Dr Gary Pace	361,046	1.20
Locope Pty Limited	330,000	1.09
Dr John Holaday	318,000	1.05
Dylide Pty Ltd	272,200	0.90
Wise Superannuation Pty Ltd	260,000	0.86
Mr Robert Stainley	250,000	0.83
Mr Paul Young	250,000	0.82
Dr Matthew Harris	231,500	0.77
Total	17,154,174	56.82

b) Distribution of equity securities

The number of shareholders, by size of holding, in each class of shares are:

	Number of holders	Number of ordinary shares
1 to 1,000	17	9,983
1,001 to 5,000	134	462,028
5,001 to 10,000	83	737,712
10,001 to 100,000	186	7,294,623
100,001 and over	52	21,633,805
Total	472	30,138,061

ASX Additional Information

There are no shareholders holding less than a marketable parcel of shares.

c) Substantial shareholders

Substantial shareholders (owning more than 5% of the share capital) in Avastra at 31 August 2006 are set out below.

	Number of Ordinary Shares	%
New Millennium Fund Pty Ltd	3,643,422	12.09
Atefa Ltd	2,614,523	8.67
Mr Paul Ralph	2,301,787	7.64
Queensland Investment Corporation Limited	1,857,138	6.16

d) Voting Rights

All ordinary shares carry one vote per share without restriction.

e) Stock Exchange

The Company's securities are not quoted on any stock exchange other than the Australian Stock Exchange.

AVASTRA

ANNUAL REPORT 2007

Financial Highlights

Revenue from ordinary activities = $13.32M

Up $13.08M on 2006

Receipts from customers = $15.04M

Up $15.04M on 2006

Cash Flow from operating activities in H2 2007 = $2.74M

Up $4.92M on H1 2007

Cash at June 30, 2007 = $8.06M

Up $4.31M on 2006

Operating EBITDA (adjusted) H2 2007 = $1.35M

Up $2.64M on H1 2007

Operating NPAT (adjusted) H2 2007 = $1.01M

Up $1.90M on H1 2007

Company Highlights

- Six sleep diagnostic company acquisitions in eight months.
- Three prospective acquisitions recently announced. New York region acquisition will give Avastra geographic reach into two of the most populated east coast US states of New York and Florida.
- Second largest sleep diagnostic company in the United States.
- 25 centres, 128 beds within Avastra facilities, 147 beds within Outreach facilities for a total or 275 beds under management before new acquisitons.
- Focus on clinical research revenues paying off handsomely.
- Employer of approximately 340 staff (before new acquisitions).
- Large pipeline of future acquisition targets and start-up opportunities identified.

Contents

Dear Shareholders,

It is my pleasure to present the 2007 Annual Report for Avastra. This year represents a flourishing period of significant transition and growth for the company, seeing both the successful execution of early consolidation of the US sleep laboratory market and a marked increase in revenue for the company from this new business strategy.

At the General Meeting in Brisbane on 29 August 2006 shareholders unanimously voted to change the nature and scale of the company's activities to operating sleep laboratories with the focus on being the leading sleep diagnostic service provider in the United States. From this period until the end of fiscal year 2007, Avastra has exceeded everyone's expectations and has penetrated the sleep centre market in the United States quite substantially. The following are some of our more significant accomplishments:

- Currently, Avastra is the second largest sleep centre diagnostic company in the United States market with Company booked sales revenues for FY2007 of $12,997,000.
- Avastra currently has 25 sleep centres with 128 beds, and management service agreements covering an additional 147 beds, for a total of 275 beds. The Letters of Intent (LOI's) Avastra recently signed add another 9 centres and 42 beds. Avastra plans to use its cash-on-hand to acquire these centres. Therefore, if the LOI's are closed, as planned, Avastra will have 34 centres and 317 beds in the United States.
- Avastra successfully acquired two 'hub' businesses, Pacific Sleep Medicine in the west and the sominSleep Group in the mid-west, and has signed a purchase agreement for a third hub business with locations both in New York and Florida.
- After acquiring Pacific Sleep Medicine as a hub, Avastra successfully acquired 4 spoke companies on the west coast of the United States, Sleepwell, PDX, California Sleep Solutions and, most recently in July, Complete Sleep Analysis in Arizona. Avastra also recently signed an LOI for a 5th west coast region spoke company.
- Avastra has successfully recruited and/or promoted a highly competent leadership team. In addition, Avastra currently has approximately 340 employees.
- Avastra currently employs or has exclusive service contracts with 12 board certified and renowned sleep doctors.
- Avastra is the dominant sleep centre operation in California, the largest US state with a population of 38 million people.

The transition to becoming one of the largest operators of sleep laboratories in the US has left Avastra in a very strong position. As one of the few well capitalised sleep centre companies in the US, we are well placed to continue our geographic expansion through acquisition and greenfield openings. In addition to our current Letters of Intent, the company is in discussion with a large pipeline of companies with regard to joining the group and we expect to announce several new acquisitions in the coming financial year.

A central theme in Avastra's business model is to acquire existing, established and profitable sleep centre companies. As part of our acquisition strategy, we have designed an "earn-out" purchase structure that requires the seller to stay on for a period of between 3 to 7 years in order for the seller to be fully paid for their company. As the Chairman of Avastra, this structure gives me great confidence in the growth of the company. In short, when Avastra acquires an organisation, the seller has perfectly aligned incentives within Avastra to grow the company over an extended period of time. This is especially elegant in a 'hub-and-spoke' growth strategy, where the seller stays on as the hub leader.

In addition, we are expanding the product/service offerings in all of our acquiring companies to include four major revenue-producing products/services. They are as follows:

- **Research**: The first and most lucrative product line is our research services offered to pharmaceutical companies in their effort to get a sleep drug approved by the FDA in the US. In order to get this approval, a drug company must test the drug in people under physician supervision. Avastra is already one of the largest providers of this service in the US sleep industry.
- **Diagnostic**: Our second and largest product line is our clinical diagnostic service. This is best known as a sleep test, where a patient may have problems with sleep and are referred by their physician to our sleep laboratory for an overnight test.
- **Medical Equipment**: Our third important line of revenue, Durable Medical Equipment, is accomplished by providing and customising CPAP (Continuous Positive Airway Pressure) machines and related supplies. This product and service is one of the key treatments of patient sleep disorders.
- **Ambulatory or "in-home" diagnostic**: While this line of revenue represents a very small amount of our revenue, Avastra has the capability to take advantage of a possible ruling by Medicare to reimburse this type of diagnostic service.

As with all acquisition and consolidation strategies, one of the keys to our success is the ability to integrate these acquisitions into a cohesive and synergistic organisation. From an operational perspective, we have demonstrated the ability to integrate acquired businesses into the Avastra platform. Our back office operations, billing, accounting, marketing, HR and other functions are now centralised and systems are in place, or in development, in order to provide full management reporting. Equally important, we are creating an integrated culture that is performance based and humanistic.

Growing our presence in the US sleep laboratory market is an exciting opportunity, but is highly dependent on our talented, hard working staff. Without them, we would not be the organisation we are today and for this I thank them. The company plans to focus on developing the skills of our staff moving forward with the commitment of making Avastra the preferred employer within the industry.

During the year we welcomed Geoff Garside, Troy Shadian and Simon Mitchell to the Avastra Board of Directors. Each of these Directors brings a wide range of skills in healthcare, governance and corporate finance. Along with Dr. George Steinfels, I thank them for their contributions in positioning Avastra as a leader in the industry.

Lastly, I would like to welcome all the new shareholders to the company and thank them for their confidence and ongoing support as evidenced from the number of new shareholders that we now consider our partners. Your Board foresees a positive and productive future in the years ahead and looks forward to reporting even greater results during 2008.

Respectfully yours,

Dr. Mitchell Rosenberg
Executive Chairman

Leading Market Position

Avastra is a healthcare service company that owns and operates sleep diagnostic centres across the United States. At 30 September 2007, only 10 months after making its first sleep centre acquisition, Avastra is one of the largest operators of sleep laboratories in the USA. The industry is, though, highly fragmented and Avastra's market share, at this point, is thought to represent 2% of the overall US sleep diagnostic market. Over time further consolidation is expected and Avastra plans to lead this process.

In a short period, Avastra has taken a leading position in the US sleep diagnostic market. Its 25 centres are spread across 10 US states including California, Oregon, Arizona, Utah, Kansas, Missouri, South Dakota, Iowa, Nebraska and Missouri. The company has announced its desire to aggressively expand its geographic reach in the future and has plans to acquire or start-up centres on the US East Coast and many other areas.

Revenue Streams

The Company provides a comprehensive range of services and products to the large population of sleep disorder sufferers across the United States. As well as offering in-laboratory testing, ambulatory testing and a wide range of products for treating sleep disorders including selling CPAP machines manufactured by ResMed, Respironics and Fisher and Paykel, Avastra is a leader in conducting clinical trials for research organisations. Avastra generates revenues through:

1. Sleep Diagnostic Studies

There are a number of diagnostics studies undertaken on sufferers of sleep disorders. Avastra receives referrals from referring physicians. Independent studies suggest that as few as one in ten cases of sleep disorders have been diagnosed in the United States, and physician and public awareness of sleep disorders is growing over time. The tests are undertaken at Avastra clinics, scored by Avastra technicians, interpreted by Board registered sleep physicians and the results returned to the referring physician. Overwhelmingly, these tests are paid for by the patient's health insurance provider. Some of these tests include:

- Overnight Sleep Studies (polysomnogram or PSG) – Used to detect a wide variety of sleep disorders but primarily is undertaken for patients suffering with sleep related breathing disorders, including sleep apnea.
- Nap Studies (Multiple Sleep Latency Test) – Charts the time to fall asleep in quiet daytime situations. It is used to diagnose narcolepsy.
- Maintenance of Wakefulness – Used to determine how alert a patient is during the day and whether the patient is capable of staying awake for defined periods.
- CPAP study – Used to determine the correct pressure for CPAP therapy in patients with sleep apnea.

At present ambulatory diagnosis, also known as home diagnosis, in the US is not reimbursed by Medicare or most private health insurers. This situation is presently under review by the Centres for Medicare and Medicaid Studies (CMS). If CMS does approve this change Avastra would benefit from the opportunity to increase its penetration of the undiagnosed sleep disordered breathing market.

2. Research

Avastra is fortunate to have many board certified sleep physicians, who are diplomates of the American Board of Sleep Medicine, linked with its sleep centres. These doctors are widely published experts in sleep disorders and are regularly called on by sponsors of research organisations to conduct research trials on behalf of Global 1000 pharmaceutical companies. These trials vary and can focus on sleep disorders, for example insomnia or excessive daytime sleepiness, or the impact on sleep of developmental drugs for other systemic disorders, for example pain or migraine. Research trials involve a wider range of physical testing, for example blood pressure, all vital signs, blood testing, drug screening, and cognitive testing. Inpatient studies can range from 6 PSG's per patient to 10 or more PSG's per patient.

Sleep research is an aspect of Avastra's business that has considerable barriers to entry, enjoys high margins and is expected to grow strongly as more pharmaceutical and biotech companies focus on this medical specialty, an area of significant unmet clinical need. Competition for clients in this segment tends to focus on quality and speed of service, as opposed to price. Analysis of therapeutic agents nearing or in clinical trials reveals that clinical research for sleep disorders is expected to grow considerably over the next five years.

More recently, the company has been investigating opportunities to further expand its research business. As we achieve a wider geographic presence our sites become attractive, not only for sleep research, but for a wider range of clinical trial protocols during the daytime. The opportunity to further leverage the Avastra brand and centres as a site management organization is considered a significant opportunity.

3. Durable Medical Equipment (for sleep breathing disorder patients)

Medical devices, also known as durable medical equipment (or DME), are regularly prescribed for sleep-disordered breathing. The mainstay therapy for sleep apnea and other sleep disordered breathing conditions is CPAP, or continuous positive airway pressure. CPAP is a widely accepted, proven and popular method for treating sleep apnea. Oral appliances, and other non-DME therapies, are also occasionally recommended.

The sale of DME, particularly CPAP generators and their disposable accessories (tubes, masks etc), is a growing segment of Avastra's business. The careful clinical delivery of these machines and aftercare of the patient is crucial to achieving high compliance levels. Additionally, DME users require resupply of flow generators, masks and tubing on a regular basis throughout their life. Logically, high customer satisfaction of products dispensed at Avastra centres is vitally important to achieving high resupply rates.

Hub and Spoke Strategy

Since last August 2006 when shareholders overwhelmingly approved the sleep centre acquisition strategy, the company has been busy pursuing this goal. In late November 2006 Avastra announced the acquisition of Pacific Sleep Medicine, a large multi-centred group (or hub) located in southern California. The acquisition of the somniSleep Group provided Avastra with a second hub business in the mid-west. Acquitions of regional businesses, including Sleepwell, California Sleep Solutions, PDX and Complete Sleep were undertaken as spoke acquisitions to leverage off the systems and resources of the hubs.

Avastra plans to continue the hub and spoke strategy in its future expansion plans. Hubs are characterised by their size, established management teams and quality systems developed over many years of business. Besides providing sleep diagnostic studies and DME to customers, these businesses have strong relationships with well-known sleep physicians and have exploited opportunities in clinical research. Spokes are usually smaller in size, generally cannot offer clinical trials services and may have less developed systems in place but are well positioned to leverage off accounts, marketing, HR, supply and other functions within the hubs.

Avastra's goal is to introduce new lines of revenue from the 'hub' businesses to the 'spoke' businesses, especially clinical trials revenue. Most importantly, Avastra achieves higher bed utilisation rates for its research business by using a hub and spoke model.

The directors of Avastra Ltd present their report on the company and its controlled entities for the year ended 30 June 2007 and report in accordance with a resolution of the directors as follows:

Directors

The following persons were directors of Avastra Ltd during the financial year and up to the date of this report:

Dr Mitchell M Rosenberg (Executive Chairman)	(appointed Director 23 January 2007, appointed Chairman 27 April 2007, appointed Executive Chairman 20 September 2007)
Mr Simon J Mitchell (Executive Director)	(appointed 5 April 2007)
Mr Geoffrey S Garside (Non-executive Director)	(appointed 22 November 2006)
Mr Troy Shadian (Non-executive Director)	(appointed 23 January 2007)
Dr George Steinfels (Non-executive Director)	
Mr Michael P Dalsin (Non-executive Director)	(resigned 24 January 2007)
Mr Roger S Greene (Non-executive Director)	(resigned 24 January 2007)
Mr Guy M Aird (Non-executive Director)	(resigned 5 April 2007)
Mr Ian C Sandford, (Non-executive Chairman)	(appointed 22 November 2006, resigned 27 April 2007)
Mr Gregory D Fagan (Non-executive Director)	(resigned 5 April 2007)

Directors were in office for the entire period unless stated otherwise.

Principal Activity

On 29 August 2006 shareholders of the company approved a significant change to the nature and scale of the company's activities. From that point the principal activity of the entities in the consolidated group was the operation of sleep diagnostic clinics in the United States.

Operating Results

The net loss for the year after providing for income tax was $2,035,000 (2006: $3,000,000 loss). Included in the loss were non-cash share-based payments of $2,071,000 and foreign exchange losses of $124,000. After adding back these non-cash items the adjusted net profit after tax was $123,000. Operating activities have generated positive cash flows of $559,000. $2,742,000 was generated in the second half of the year which more than covered negative cash flow in the first half associated with the change of business.

Dividend Paid or Recommended

No dividend has been recommended out of the profits of the parent entity for the year ended 30 June 2007 nor has a dividend been paid or declared since the end of the previous financial year.

Review of Operations

On 7 December 2006 the company was re-listed on the Australian Stock Exchange after shareholders approved a change to the nature and scale of the company's activities and after completing a capital raising of approximately $9 million through a placement and an entitlements offer.

On 30 November 2006 the company completed it first acquisition, Pacific Sleep Medicine Services, Inc, a profitable and long established California based sleep centre business. A further four profitable sleep centre groups have been acquired prior to 30 June 2007.

Financial Position

After the initial capital raising of $9 million completed in December 2006, a further $5,940,000 was raised in April 2007. At 30 June 2007 the group retains a cash balance of over $8 million and has a further $6,759,000 in receivables. $9 million has been invested in the acquisition of sleep centre businesses and $400,000 on property, plant and equipment, including a new IT operating system.

At balance date $15,863,000 has been recorded as the fair value for deferred consideration payable to the vendors of acquired sleep centre businesses based on the acquired companies achieving expected earnings targets. After year-end $1.4 million of the amount due has been met by the issue of shares in the company to that value. Over three years a further $4 million will also be met by the issue of shares to that value. In addition, the vendors of the somniSleep Group have the option to receive $1.76 million in cash or to be issued 2 million shares in the company or to receive any combination of cash and shares to the value of $1.76 million.

Significant Changes in State of Affairs

Shareholders of the company approved a significant change to the nature and scale of the company's activities on 29 August 2006 . From that point the principal activity of the entities in the consolidated group was the operation of sleep diagnostic clinics in the United States. There were no other significant changes in the state of affairs of the consolidated group during the financial year.

After Balance Date Events

On 27 July 2007, the group acquired 100% of the issued capital of Complete Sleep Analysis, LLC, a sleep centre business in Arizona, United States, for a purchase consideration of $173,300 satisfied by the issue of 60,000 ordinary shares at an issue price of $0.595 each and the payment of US$122,000. The issue price was based on the market price on date of purchase. Further cash payments of up to US$100,000 may be made over 3 years after completion dependant on Complete Sleep Analysis, LLC achieving certain earnings targets. The financial effect of this transaction has not been brought to account in the 2007 financial report.

No other matters or circumstances have arisen since the end of the financial year that have significantly affected or may significantly affect:

(i) the operations of the consolidated group;

(ii) the results of those operations; or

(iii) the state of affairs of the consolidated group.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
DIRECTORS' REPORT

Future Developments, Prospects and Business Strategies

To further improve shareholder value the group intends to acquire further profitable sleep centre businesses in the United States. In addition, improvements in the management of acquired businesses and the benefits from combining these businesses are expected to assist in the achievement of the consolidated group's long-term goals.

Information on Directors

Particulars of directors' qualifications, experience and special responsibilities are as follows:

Dr Mitchell M Rosenberg	- Executive Chairman (appointed Director 23 January 2007, appointed Chairman 27 April 2007, appointed Executive Chairman 20 September 2007)
Qualifications	- MSc, Ph.D
Experience	- Dr Rosenberg has over two decades experience in the area of Operational Management, Human Resource and Organisational Development. He was Teaching Assistant to Peter Drucker during graduate school. Twelve of those years were spent in Human Resource and Organisational Development in the Banking sector, working for such large financial institutions as Washington Mutual Bank, American Savings Bank and Great Western Bank. As the Chief People Officer for a Sequoia Capital backed technology and marketing company, Harmonic Communications, Dr Rosenberg was responsible for leading the development of a "next generation" organisational environment. Under his leadership as Executive Vice President and Director of Business Services for Ameriquest Capital Corporation, the company was a finalist in the Fortune 100 "Best Companies to Work For." Prior to founding his own consulting firm M.M. Rosenberg & Associates, Dr Rosenberg was CEO of The Picerne Group, an international investment firm managing a portfolio of loans and real estate valued in excess of US$7 billion.
Special Responsibilities	- Chairman of the Remuneration and Nomination Committee
Directorships held in other listed entities	- Ambri Limited (resigned 21 August 2007)
Mr Simon J Mitchell	- Executive Director (appointed 5 April 2007)
Qualifications	- B App Sc, MBA, GAICD
Experience	- Mr Mitchell has over 20 years experience as a manager, owner and investor in the healthcare industry. Most recently Simon was with the Queensland Investment Corporation as an Investment Manager for two of QIC's biotech-focused venture capital funds. He has also been employed with several international eyecare companies including a joint venture partnership with the Specsavers/Visionplus Group in the UK. He sits on a number of committees including the Royal Children's Hospital Healthcare Committee in Brisbane and maintains registration as an Optometrist. He has an MBA majoring in new venture management and finance from the BGSB, a degree in Optometry from QUT and a broad interest in the provision of healthcare services.
Mr Geoffrey S Garside	- Non-executive Director (appointed 22 November 2006)
Qualifications	- FAICD, FCPA, FCIS
Experience	- Mr Garside has a wealth of experience gained in accounting, corporate finance, treasury risk management, company secretarial and administrative roles over a 30-year career. He has been employed with blue chip international corporations including Amcor Limited, Pfizer Corporation Inc. and the Dalgety Group. Geoff also has considerable management consulting experience, having advised numerous large Australian corporations and Government departments and agencies on finance and corporate treasury matters and was instrumental in gaining licensing under the Financial Services Regulations. He has represented professional associations and is a FAICD, FCPA and FCIS. He is a former National President of the Australian Society of Corporate Treasurers. Geoff has held both executive and non-executive Director Positions with several organizations and is currently Chief Executive Officer of The Doctors' Health Fund Limited, a national restricted access private health insurance fund.
Special Responsibilities	- Chair of the Audit and Risk Committee
Mr Troy Shadian	- Non-executive Director (appointed 23 January 2007)
Qualifications	- BA, MBA.
Experience	- Mr Shadian is a partner in Core Capital Investments, a private equity firm which has acquired over $100 million of hospitality sector businesses and commercial property since 2003. He is also the president of a corporate finance consulting firm. Since 1999 the firm has provided advisory services on over $4 billion of transactions. Previously, Mr Shadian was in the fixed income division of Morgan Stanley using the firm's capital to make debt investments. His other experience includes underwriting debt for Nomura Securities and acquiring and managing real estate for Goldman Sachs & Company in its real estate principal investment area.
Special Responsibilities	- Chair of Business Acquisition Committee Member of Audit and Risk Committee

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
DIRECTORS' REPORT

Dr George Steinfels	- Non-executive Director
Qualifications	- Ph.D, MBA
Experience	- Dr Steinfels has over 25 years experience in the pharmaceutical industry and is currently the Chief Business Officer and Senior Vice President Clinical Development at Rexahn Pharmaceuticals, Inc. He has extensive operational experience in multinational companies that included development of strategic plans to rapidly grow business units through acquisition of existing providers in the targeted services. He further has experience in managing a US$12 million research budget with 45 research scientists, and developed preclinical and clinical development strategies for over 50 new chemical entities and products in therapeutic areas that include sleep disorders, neurodogenerative disorders, anxiety/depression, schizophrenia and pain.
Special Responsibilities	- Member of Nomination and Remuneration Committee

Company Secretary

Mr Paul Jobbins, BBus (Accounting), CA, GDipAppFin

Paul Jobbins held the position of company secretary at the end of the financial year. He was appointed to the position of Chief Financial Officer on 26 September 2006 and as Company Secretary on 23 January 2007. Previously he held the position of Chief Financial Officer and Company Secretary of the ASX listed telecommunications company, Reverse Corp Limited.

Remuneration Report

This report details the nature and amount of remuneration for each director and for the executives receiving the highest remuneration.

Remuneration policy

The group's remuneration policy has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on key performance areas affecting the consolidated group's financial results. The board believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the consolidated group as well as create goal congruence between directors, executives and shareholders.

The board's policy for determining the nature and amount of remuneration for board members and senior executives is as follows:

- The remuneration policy setting the terms and conditions for the directors and executives was developed by the Remuneration and Nomination Committee and approved by the Board.
- All executives may receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.
- The Remuneration and Nomination Committee reviews executive packages annually by reference to the group's performance, executive performance and comparable information from industry sectors and other listed companies in similar industries.

The performance of executives is measured against criteria agreed annually with each executive and is based predominantly on the forecast growth of the group's profits and shareholders' value. All bonuses and incentives must be linked to predetermined performance criteria. The Board may, however, exercise its discretion in relation to approving incentives, bonuses and options, and can recommend changes to the committee's recommendations. Any changes must be justified by reference to measurable performance criteria. The policy is designed to attract the highest calibre of executives and reward them for performance that results in long-term growth in shareholder value.

Executives are also entitled to participate in employee share and option arrangements.

Australian based directors and executives receive superannuation guarantee contributions required by the government, which is currently 9%, and do not receive any other retirement benefits. Some individuals have chosen to sacrifice part of their salary to increase payments towards superannuation.

All remuneration paid to directors and executives is valued at the cost to the company and expensed. Options are valued using a binomial methodology.

Non-executive Directors

The Board's policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. The remuneration committee determines payments to non-executive directors and reviews their remuneration annually. Independent external advice is sought when required. Fees for non-executive directors are not linked to performance of the group however to align directors' interests with shareholder interests, the directors are encouraged, but not required, to hold shares in the company.

Non-executive directors fees approved by the shareholders on 16 March 2007 are not to exceed $400,000 per annum. Directors' base fees for the year ended 30 June 2007 were $43,600. Non-executive directors who chair committees of the Board receive a further $8,720 per annum. The Non-executive Chairman received $65,400 per annum. Non-executive directors do not receive incentive based remuneration. There are no provisions for any retirement benefits other than statutory requirements.

Employment contracts of key management personnel

The employment conditions of key management personnel are formalised in contracts of employment which have unlimited durations. The contracts stipulate a range of one to three months resignation periods. The company may terminate an employment contract without cause by providing written notice or making payment in lieu of notice, based on the individuals annual salary component together with a redundancy payment. Termination payments are generally not payable on resignation or dismissal for serious misconduct. In instances of serious misconduct the company may terminate employment at any time. Any options not exercised before or on the date of termination will lapse.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
DIRECTORS' REPORT

Directors and Key Management Personnel Remuneration

2007	Short Term Salaries & Fees $'000	Total $'000	Super-annuation $'000	Termination Benefits $'000	Share based Payments - Options $'000	Total $'000	Portion of remuneration based on performance	Portion of remuneration represented by options
Directors								
Dr Mitchell M Rosenberg (appointed 23 January 2007)	21	21	-	-	-	21	-	-
Mr Simon J Mitchell (appointed 5 April 2007)	18	18	2	-	34	54	-	63.0%
Mr Geoffrey S Garside (appointed 22 November 2006)	29	29	3	-	-	32	-	-
Mr Troy Shadian (appointed 23 January 2007)	17	17	-	-	-	17	-	-
Dr George Steinfels	37	37	-	-	10*	47	-	21.3%
Mr Michael P Dalsin (resigned 24 January 2007)	-	-	-	-	200*	200	-	100.0%
Mr Roger S Greene (resigned 24 January 2007)	-	-	-	-	200*	200	-	100.0%
Mr Guy M Aird (resigned 5 April 2007)	30	30	3	-	30*	63	-	47.6%
Mr Ian C Sandford (appointed 22 November 2006, resigned 27 April 2007)	20	20	13	-	-	33	-	-
Mr Gregory D Fagan (resigned 5 April 2007)	18	18	17	-	50*	85	-	58.8%
Executives								
Mr Paul Jobbins, Chief Financial Officer & Company Secretary (commenced 26 September 2006)	48	48	4	-	9	61	-	14.8%
Dr Milt Erman, Chief Medical Officer (commenced 1 December 2006)	178	178	31	-	-	209	-	-
Mr Tom Wiedel, Research Coordinator (commenced 1 December 2006)	146	146	31	-	-	177	-	-
Mr Brandon Slavik, Executive Vice-President (commenced 7 January 2007)	49	49	-	-	-	49	-	-
Ms Eva Liu, Company Secretary (made redundant 2 February 2007)	46	46	4	6	18	74	-	24.3%
	657	657	108	6	551	1,322		

* Represents the value of options granted to and exercised by directors during the year

Directors and Key Management Personnel Remuneration

2006	Short Term Salaries & Fees $'000	Total $'000	Super-annuation $'000	Termination Benefits $'000	Share based Payments - Options $'000	Total $'000	Portion of remuneration based on performance	Portion of remuneration represented by options
Directors								
Mr Gregory D Fagan	26	26	24	-	-	50	-	-
Dr George Steinfels (appointed 13 April 2006)	7	7	-	-	-	7	-	-
Mr Michael P Dalsin (appointed 28 October 2005)	-	-	-	-	-	-	-	-
Mr Roger S Greene (appointed 28 October 2005)	-	-	-	-	-	-	-	-
Mr Guy M Aird (appointed 15 December 2005)	16	16	-	-	-	16	-	-
Mr Alan Thompson (resigned 4 April 2006)	23	23	-	-	-	23	-	-
Mr Paul Ralph (resigned 16 December 2005) **	140	140	-	240	-	380	-	-
Executives								
Dr Matthew Harris, Interim Chief Executive Officer (resigned 10 April 2006)	107	107	8		2	117	-	1.7%
Ms Eva Liu, Company Secretary	61	61	5	-	-	66	-	-
	380	380	37	240	2	659		

** Paid to Colorado Investments Pty Ltd, a company of which Mr Paul Ralph is a director.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
DIRECTORS' REPORT

Directors' Interests
As at the date of this report, the interests of the directors or entities associated with them in shares and options of the company were:

	Ordinary shares	Options
Dr Mitchell M Rosenberg	500,000	-
Mr Simon J Mitchell	1,084,134	200,000
Mr Geoffrey S Garside	100,000	-
Mr Troy Shadian	159,800	-
Dr George Steinfels	50,000	-

Share options

Options granted to Directors and Executives of the Company
The following options were granted to Directors or Executives of the company during or since the end of the year:

	Date of Issue	Number of options issued
Mr Simon J Mitchell	27 March 2007	200,000
Mr Michael P Dalsin	11 September 2006	1,000,000
Mr Roger S Greene	11 September 2006	1,000,000
Dr George Steinfels	11 September 2006	50,000
Mr Guy M Aird	11 September 2006	150,000
Mr Gregory D Fagan	11 September 2006	250,000
Mr Paul Jobbins	25 May 2007	500,000
Ms Eva Liu	2 April 2007	40,000
Mr Kai Wenk-Wolff (Chief Operating Officer, appointed 1 July 2007)	27 July 2007	1,000,000

Other options granted
The following options were granted during or since the end of year:

	Date of Issue	Number of options issued
Mr Grant Markhart	27 March 2007	150,000
Mr Michael P Dalsin	27 March 2007	200,000
Mr Roger S Greene	27 March 2007	200,000
Mr George Suda	27 March 2007	200,000
Mr Ben Wright	2 April 2007	40,000
Stanmore Capital Partners, LLC	27 July 2007	3,650,000

Options held by Directors and Executives of the Company

2007	Balance at 1.7.2006	Options granted	Options exercised	Options lapsed	Balance at 30.6.2007
Mr Simon J Mitchell	-	200,000	-	-	200,000
Mr Michael P Dalsin	1,000,000	1,000,000	(1,000,000)	-	1,000,000 *
Mr Roger S Greene	1,000,000	1,000,000	(1,000,000)	-	1,000,000 *
Dr George Steinfels		50,000	(50,000)	-	-
Mr Guy M Aird		150,000	(150,000)	-	-
Mr Gregory D Fagan	321,144	250,000	(250,000)	(221,144)	100,000 *
Mr Paul Jobbins	-	500,000	-	-	500,000
Ms Eva Liu	-	40,000	-	-	40,000 *
	2,321,144	3,190,000	(2,450,000)	(221,144)	2,840,000

*Options held at date of resignation

2006	Balance at 1.7.2005	Options granted	Options exercised	Options lapsed	Balance at 30.6.2006
Mr Gregory D Fagan	321,144	-	-	-	321,144
Mr Michael P Dalsin (appointed 28 October 2005)	-	1,000,000	-	-	1,000,000
Mr Roger S Greene (appointed 28 October 2005)	-	1,000,000	-	-	1,000,000
Mr Alan Thompson (resigned 4 April 2006)	100,000	-	-	-	100,000 *
Dr Matthew Harris, Interim Chief Executive Officer (resigned 10 April 2006)	-	80,000	-	-	80,000
Mr Paul Ralph (resigned 16 December 2005)	247,807				247,807 *
	421,144	2,080,000	-	-	2,501,144

*Options held at date of resignation

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
DIRECTORS' REPORT

Unissued shares under options

At the date of this report the unissued ordinary shares of the Company under option are as follows:

Number of Options	Exercise Price	Expiry Date
950,000	$0.00	27 March 2012
3,650,000	$0.00	27 July 2012
130,000	$0.20	1 October 2008
80,000	$0.20	23 March 2010
750,000	$0.25	26 October 2008
166,667	$0.35	25 May 2012
500,000	$0.35	27 July 2012
1,250,000	$0.40	26 October 2008
166,667	$0.70	25 May 2012
500,000	$0.70	27 July 2012
320,000	$1.00	20 January 2008
166,666	$1.05	25 May 2012
8,630,000		

No person entitled to exercise options has any right by virtue of the option to participate in any share issue of any other body corporate.

During the year the following ordinary shares of the Company were issued on exercise of options. No amounts are unpaid on the issued shares.

Issue price of shares	Number of shares issued
$0.00	2,450,000
$0.20	25,000

Meetings of Directors

During the financial year 19 meetings of the company's directors were held. The number of meetings each director of the company attended is as follows:

	Directors Meetings		Audit & Risk Committee Meetings		Remuneration & Nomination Committee Meetings	
	A	B	A	B	A	B
Dr Mitchell M Rosenberg	8	8	-	-	-	-
Mr Simon J Mitchell	4	4	-	-	-	-
Mr Geoffrey S Garside	11	12	3	3	-	-
Mr Troy Shadian	8	8	1	1	-	-
Dr George Steinfels	19	19	-	-	-	-
Mr Michael P Dalsin	11	11	-	-	-	-
Mr Roger S Greene	11	11	-	-	-	-
Mr Guy M Aird	14	15	-	-	-	-
Mr Ian C Sandford	7	8	-	-	-	-
Mr Gregory D Fagan	15	15	-	-	-	-

A- Number of meetings attended.
B- Number of meetings eligible to attend.

Directors and Auditors Indemnification

No indemnities have been given, or insurance premiums paid, during or since the end of the financial year, for any person who is or has been an officer or auditor of the consolidated entity except for premiums paid by the Company to insure each of the directors against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct involving a wilful breach of duty in relation to the Company. The total premium paid was $62,000.

Proceedings on Behalf of the Company

No person has applied for leave of a Court to bring proceedings on behalf of the Company or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings.

Non-audit services

During the year William Buck, the Company's auditor, provided the following services in addition to their statutory duties as set out in Note 8:

Taxation services	$8,600
Review of prospectus	$31,000
Advice on financial report disclosures	$4,260

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of non-audit services is compatible with the general standard on independence imposed for auditors imposed by the *Corporations Act 2001*.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
DIRECTORS' REPORT

Auditor's Independence Declaration

The Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 is set out on page 13 and forms part of the directors' report for the year ended 30 June 2007.

Rounding of Amounts

The company is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

Signed in accordance with a resolution of the Board of Directors.

Dr Mitchell Rosenberg
Executive Chairman

Brisbane, 27 September 2007

William Buck
Business Advisors
Chartered Accountants

Auditor's Independence Declaration under Section 307C of the Corporations Act 2001 to the directors of Avastra Ltd

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2007 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001; and

(ii) no contraventions of any applicable code of professional conduct.

William Buck.

WILLIAM BUCK
Chartered Accountants

Brisbane, 27 September 2007

D W LANGDON
Lead Audit Partner

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	NOTE	Consolidated Group		Parent Entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
Sales revenue	2	12,997	-	-	-
Interest received	3	325	244	610	244
Other revenue	3	24	325	68	325
Cost of sales		(6,171)	-	-	-
Other employee benefits and expenses		(4,304)	(262)	(1,054)	(262)
Research and development		-	(650)	-	(650)
Other operating expenses	5	(4,682)	(2,483)	(2,855)	(2,483)
Finance costs	4	(456)	-	(1)	-
Depreciation and amortisation		(233)	(174)	(1)	(174)
LOSS BEFORE INCOME TAX		(2,500)	(3,000)	(3,233)	(3,000)
Income tax benefit	6	465	-	430	-
LOSS FOR THE PERIOD AFTER TAX		(2,035)	(3,000)	(2,803)	(3,000)
Basic earnings per share	9	(3.1)	(9.9)		
Diluted earnings per share	9	(2.9)	(9.9)		

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2007

	Note	Consolidated Group		Parent Entity	
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
CURRENT ASSETS					
Cash and cash equivalents	10	8,063	3,746	4,377	3,746
Trade and other receivables	11	6,759	89	14,956	89
Inventories	12	369	-	-	-
Other current assets	16	691	67	185	67
TOTAL CURRENT ASSETS		15,882	3,902	19,518	3,902
NON-CURRENT ASSETS					
Property, plant and equipment	14	3,029	43	2	43
Intangible assets	15	26,072	-	-	-
Deferred tax assets	19	1,626	-	743	-
Other non-current assets	16	87	-	-	-
TOTAL NON-CURRENT ASSETS		30,814	43	745	43
TOTAL ASSETS		46,696	3,945	20,263	3,945
CURRENT LIABILITIES					
Trade and other payables	17	2,044	168	215	168
Short term financial liabilities	18	1,298	-	-	-
Current tax liabilities	19	4,479	-	-	-
Short term provisions	20	236	6	3	6
Other current liabilities	21	5,288	-	-	-
TOTAL CURRENT LIABILITIES		13,345	174	218	174
NON-CURRENT LIABILITIES					
Long term financial liabilities	18	1,533	-	-	-
Deferred tax liabilities	19	1,260	-	-	-
Other non-current liabilities	21	10,575	-	-	-
TOTAL NON-CURRENT LIABILITIES		13,368	-	-	-
TOTAL LIABILITIES		26,713	174	218	174
NET ASSETS		19,983	3,771	20,045	3,771
EQUITY					
Issued capital	22	30,031	11,130	30,031	11,130
Reserves	23	(654)	-	176	-
Retained earnings		(9,394)	(7,359)	(10,162)	(7,359)
TOTAL EQUITY		19,983	3,771	20,045	3,771

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

CONSOLIDATED ENTITY	Issued capital $'000	Reserves $'000	Retained earnings $'000	Total $'000
Balance at 1 July 2005	10,891	-	(4,359)	6,532
New issues	297	-	-	297
Costs of issue	(39)	-	-	(39)
Shares bought back during the year	(19)	-	-	(19)
Transfer to reserves	-	-	-	-
Profit/(loss) for the period	-	-	(3,000)	(3,000)
Balance at 30 June 2006	11,130	-	(7,359)	3,771
Balance at 1 July 2006	11,130	-	(7,359)	3,771
New issues	19,864	-	-	19,864
Costs of issue	(963)	-	-	(963)
Transfer to reserves	-	(654)	-	(654)
Profit/(loss) for the period	-	-	(2,035)	(2,035)
Balance at 30 June 2007	30,031	(654)	(9,394)	19,983

PARENT ENTITY	Issued capital $'000	Reserves $'000	Retained earnings $'000	Total $'000
Balance at 1 July 2005	10,891	-	(4,359)	6,532
New issues	297	-	-	297
Costs of issue	(39)	-	-	(39)
Shares bought back during the year	(19)	-	-	(19)
Transfer to reserves	-	-	-	-
Profit/(loss) for the period	-	-	(3,000)	(3,000)
Balance at 30 June 2006	11,130	-	(7,359)	3,771
Balance at 1 July 2006	11,130	-	(7,359)	3,771
New issues	19,864	-	-	19,864
Costs of issue	(963)	-	-	(963)
Transfer to reserves	-	176	-	176
Profit/(loss) for the period	-	-	(2,803)	(2,803)
Balance at 30 June 2007	30,031	176	(10,162)	20,045

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Group		Parent Entity	
		2007 Inflows (Outflows) $'000	2006 Inflows (Outflows) $'000	2007 Inflows (Outflows) $'000	2006 Inflows (Outflows) $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		15,043	-	264	-
Payments to suppliers and employees		(14,352)	(2,621)	(1,966)	(2,621)
Interest received		325	244	610	244
Interest paid		(456)	-	(1)	-
Government grants		-	23	-	23
Other receipts		-	297	-	297
NET CASH FROM OPERATING ACTIVITIES	27	560	(2,057)	(1,093)	(2,057)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for acquisition of businesses (net of cash acquired)	27	(8,932)	-	-	-
Payments for other businesses not yet acquired		(88)	-	-	-
Payments for property, plant and equipment		(403)	(13)	(3)	(13)
Payment for loans to related parties		-	-	(12,010)	-
Proceeds from disposal of property, plant and equipment		73	119	31	119
NET CASH FROM INVESTING ACTIVITIES		(9,350)	106	(11,982)	106
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares		14,984	297	14,984	297
Costs of issues of shares		(1,278)	(39)	(1,278)	(39)
Repayment of borrowings		(599)	-	-	-
Payments for share buy-backs		-	(19)	-	(19)
NET CASH FROM FINANCING ACTIVITIES		13,107	239	13,706	239
Net increase/(decrease) in cash held		4,317	(1,712)	631	(1,712)
Cash at the beginning of the period		3,746	5,458	3,746	5,458
CASH AT THE END OF THE PERIOD		8,063	3,746	4,377	3,746

Notes to and forming part of the financial statements are attached.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Reporting Entity
Avastra Ltd (the "Company") is a listed public company domiciled in Australia. The financial report covers the consolidated entity of Avastra Ltd and controlled entities ("the Group"), and Avastra Ltd as an individual parent entity.

The Group operates sleep diagnostic clinics in the United States.

Basis of Preparation
Statement of Compliance
The financial report of Avastra Ltd and controlled entities, and Avastra Ltd as an individual parent entity is a general purpose financial report prepared in accordance with Australian Accounting Standards which include Australian equivalents to International Financial Reporting Standards (AIFRS), adopted by the Australian Accounting Standards Board "AASB"), and the Corporations Act 2001. Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards.

The following standards and amendments were available for early adoption but have not been applied in the financial report:

- AASB 7 *Financial Instruments: Disclosure* (August 2005) replacing the presentation requirements financial instruments in AASB 132. AASB 7 is applicable for financial reporting periods beginning on or after 1 January 2007.
- AASB 2005-10 Amendments to Australian Accounting Standards (September 2005) makes consequential amendments to AASB 132 Financial Instruments: Disclosures and Presentation, AASB 101 Presentation of Financial Statements, AASB 114 Segment Reporting, AASB 117 Leases, AASB 133 Earnings Per Share, AASB 139 Financial Instruments: Recognition and Measurement, AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards, AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts, arising from the release of AASB 7. AASB 2005-10 is applicable for reporting periods beginning on or after 1 January 2007.

It is anticipated that the above standards (where applicable) when adopted will only impact on disclosures.

Reporting Basis and Conventions
The financial report is presented in Australian dollars.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that effect the application of policies and the reported amounts of assets, liabilities, revenue and expenses.

- Critical Accounting Estimates and Judgments
  The estimates and judgments incorporated into the financial report are based on historical experiences and the best available current information on current trends and economic data, obtained both externally and within the group. The estimates and judgements made assume a reasonable expectation of future events but actual results may differ from these estimates. Judgment has been used in estimating deferred consideration payable to vendors of acquired businesses where a portion of the deferred consideration payable is subject to the future earnings of those acquired businesses.
- Key Estimates — Impairment
  The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision effects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. There were no key adjustments during the year which required accounting estimates and judgements.

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

Accounting Policies
a. **Principles of Consolidation**
A controlled entity is any entity Avastra Ltd has the power to control the financial and operating policies of so as to obtain benefits from its activities. A list of controlled entities is contained in Note 13 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the consolidated entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a. **Principles of Consolidation (continued)**
Where controlled entities have entered or left the consolidated entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

b. **Income Tax**
The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c. **Inventories**
Inventories are measured at the lower of cost and net realisable value.

d. **Property, Plant and Equipment**
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Plant and equipment
Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset's employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the consolidated entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. **Property, Plant and Equipment (continued)**

Depreciation

The depreciable amount of all fixed assets including capitalised lease assets is depreciated on a straight-line basis over their useful lives to the consolidated entity commencing from the time the asset is held ready for use. Leasehold improvements are amortised over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Diagnostic equipment	15–20%
Plant and equipment	15–20%
Leasehold improvements	2.5–25%
Motor vehicles	20%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

e. **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the consolidated entity, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Leases Incentives

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

f. **Financial Instruments**

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h. **Intangibles**

Goodwill
Goodwill and goodwill on consolidation are initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

i. **Foreign Currency Transactions and Balances**

Functional and presentation currency
The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial report is presented in Australian dollars which is the parent entity's functional and presentation currency. The functional currency of the foreign operations, US based AvastraUSA, Inc. and its subsidiaries, is United States dollars (US$).

Transaction and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity.

Group companies
The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

j. **Employee Benefits**
Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation
The group operates an employee share option scheme. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares of the options granted.

k. **Provisions**
Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

l. **Cash and Cash Equivalents**
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

NOTE 1 - STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m. **Revenue**

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers. Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST).

n. **Borrowing Costs**

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

o. **Goods and Services Tax (GST)**

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

p. **Comparative Figures**

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

q. **Rounding of Amounts**

The company is an entity to which ASIC Class Order 98/100 applies and, accordingly, amounts in the financial statements and directors' report have been rounded to the nearest thousand dollars.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Note 2: Sales and Revenue				
Provision of services - clinical studies	6,645	-	-	-
Provision of services - research studies	5,130	-	-	-
Sale of goods - medical equipment	1,222	-	-	-
Total Sales Revenue	12,997	-	-	-
Note 3: Other Income				
Interest received on bank deposits	325	244	305	244
Interest from wholly-owned subsidiaries	-	-	305	-
Government grants	-	23	-	23
Income tax rebate	-	296	-	296
Other revenue	24	6	68	6
Total Other Income	349	569	678	569
Note 4: Finance Costs				
Interest expense - external	73	-	1	-
Net change in fair value of financial assets	383	-	-	-
Total Finance Costs	456	-	1	-
Note 5: Other Operating Expenses				
Rental expense on operating leases				
. minimum lease payments	667	127	10	127
. rental expense for sublease	14	-	13	-
Net foreign exchange loss	124	-	920	-
Consultancy fees	1,465	882	1,345	882
Insurance	214	52	50	52
Motor vehicle expenses	62	-	-	-
Office expenses	755	45	29	45
Professional services	329	316	110	316
Public company costs	147	37	147	37
Travel	185	233	129	233
Write-down of licences and patents	-	680	-	680
Other	720	111	102	111
Total Other Operating Expenses	4,682	2,483	2,855	2,483
Note 6: Income Tax Expense				
a. The components of tax expense comprise:				
Current tax	(465)	-	(430)	-
Deferred tax	-	-	-	-
b. Income tax recognised directly in equity:				
Current tax	-	-	-	-
Deferred tax	(314)	-	(314)	-
c. The prima facie tax on profit from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on net profit before income tax at 30% (2006: 30%)				
- consolidated entity	(761)	(900)	-	-
- parent entity	-	-	(970)	(900)
Add:				
Tax effect of:				
- non-allowable depreciation and amortisation	-	30	-	30
- other non-allowable items	18	100	17	100
- impairment write-downs	-	220	-	220
- share-based payments	549	-	549	-
- share options expensed during year	53	-	53	-
	(141)	(550)	(351)	(550)
Less:				
Tax effect of:				
- deductible costs recognised in equity	(79)	-	(79)	-
- foreign exchange loss on intercompany loan	(245)	-	-	-
Tax benefit not brought to account	-	550	-	550
Income tax attributable to entity	(465)	-	(430)	-
The applicable weighted average effective tax rates are as follows:	19%	-	13%	-

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 7: Key Management Personnel Compensation

a. Names and positions held of consolidated and parent entity key management personnel in office at any time during the financial year are:

Dr Mitchell M Rosenberg (appointed 23 January 2007)	Executive Chairman
Mr Simon J Mitchell (appointed 5 April 2007)	Executive Director
Mr Geoffrey S Garside (appointed 22 November 2006)	Non-executive Director
Mr Troy Shadian (appointed 23 January 2007)	Non-executive Director
Dr George Steinfels	Non-executive Director
Mr Michael P Dalsin (resigned 24 January 2007)	Non-executive Director
Mr Roger S Greene (resigned 24 January 2007)	Non-executive Director
Mr Guy M Aird (resigned 5 April 2007)	Non-executive Director
Mr Ian C Sandford (appointed 22 November 2006, resigned 27 April 2007)	Non-executive Director
Mr Gregory D Fagan (resigned 5 April 2007)	Non-executive Director
Mr Paul Jobbins (appointed 26 September 2006)	Chief Financial Officer, Avastra Ltd
Dr Milton Erman (appointed 1 December 2006)	Chief Medical Officer, AvastraUSA, Inc.
Mr Tom Wiedel (appointed 1 December 2006)	Research Co-ordinator, AvastraUSA, Inc.
Mr Brandon Slavik (appointed 7 January 2007)	Executive Vice-President, AvastraUSA, Inc.

b. Key Management Personnel Compensation

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Short-term employee benefits	657	380	284	380
Post-employment benefits	108	37	46	37
Long-term benefits	6	240	6	240
Share-based payments	551	2	551	2
	1,322	659	887	659

The company has taken advantage of the relief provided by the Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the Remuneration Report section of the directors' report.

c. Compensation Options
Options Granted As Compensation

		Terms and Conditions for Each Grant				
	Granted No.	Grant Date	Value per Option at Grant Date	Exercise Price	First Exercise Date	Vested No.
Key Management Personnel						
Dr George Steinfels	50,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	50,000
Mr Michael P Dalsin	1,000,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	1,000,000
Mr Roger S Greene	1,000,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	1,000,000
Mr Guy M Aird	150,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	150,000
Mr Gregory D Fagan	250,000	11-Sep-06	$ 0.20	$ -	11-Sep-06	250,000
Mr Simon Mitchell	200,000	27-Mar-07	$ 0.64	$ -	23-March-08*	-
Mr Paul Jobbins	166,667	25-May-07	$ 0.37	$ 0.35	25-May-08*	-
Mr Paul Jobbins	166,667	25-May-07	$ 0.18	$ 0.70	25-May-09*	-
Mr Paul Jobbins	166,666	25-May-07	$ 0.12	$ 1.05	25-May-10*	-
	3,150,000					2,450,000

* Subject to vesting conditions of quarterly earnings per share targets.

Options issued to directors on 11 September 2006 expired within one month of issue. All other options expire on the earlier of 5 years from date of issue or 2 years from vesting.

All options were granted for nil consideration.

d. Options and Rights Holdings
Number of Options Held by Key Management Personnel

	Balance 1.7.2006	Granted as Compen-sation	Options Exercised	Options lapsed	Balance 30.6.2007*	Total Vested and Exercisable 30.6.2007*	Total Vested and Unexercisable 30.6.2007*
Dr George Steinfels	-	50,000	(50,000)	-	-	-	-
Mr Michael P Dalsin	1,000,000	1,000,000	(1,000,000)	-	1,000,000	1,000,000	-
Mr Roger S Greene	1,000,000	1,000,000	(1,000,000)	-	1,000,000	1,000,000	-
Mr Guy M Aird	-	150,000	(150,000)	-	-	-	-
Mr Gregory D Fagan	321,144	250,000	(250,000)	(221,144)	100,000		100,000
Mr Simon J Mitchell	-	200,000	-	-	200,000	-	200,000
Mr Paul Jobbins	-	500,000	-	-	500,000	-	500,000
TOTAL	2,321,144	3,150,000	(2,450,000)	(221,144)	2,800,000	2,000,000	800,000

* Options held at date of resignation.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 7: Key Management Personnel Compensation (continued)

e. Shareholdings

Number of Shares held by Key Management Personnel

	Balance 1.7.2006	Received as Compensation	Options Exercised	Net Change Other*	Balance 30.6.2007**
Dr Mitchell M Rosenberg	-	500,000	-	-	500,000
Mr Simon J Mitchell	-	-	-	1,084,134	1,084,134
Mr Geoffrey S Garside	-	-	-	100,000	100,000
Mr Troy Shadlan	-	-	-	159,800	159,800
Dr George Steinfels	-	-	50,000	-	50,000
Mr Michael P Dalsin	329,500	-	1,000,000	318,000	1,647,500
Mr Roger S Greene	142,400	-	1,000,000	318,000	1,460,400
Mr Guy M Aird	-	-	150,000	175,000	325,000
Mr Gregory D Fagan	814,250	-	250,000	335,419	1,399,669
Mr Ian C Sandford	-	-	-	100,000	100,000
Mr Paul Jobbins	-	-	-	145,000	145,000
TOTAL	1,286,150	500,000	2,450,000	2,735,353	6,971,503

* Net Change Other refers to shares purchased or sold during the financial year or shares held prior to appointment.
** Shares held at date of resignation.

Note 8: Auditors' Remuneration

	Consolidated Entity 2007 $000's	Consolidated Entity 2006 $000's	Parent Entity 2007 $000's	Parent Entity 2006 $000's
Remuneration of the auditor of the parent entity for:				
- audit and review of the financial report	64	20	64	20
- taxation services	9	-	9	-
- review of prospectus	31	-	31	-
- advice on financial report disclosures	4	-	4	-
Remuneration of other auditors of subsidiaries for:				
- auditing or reviewing the financial report of subsidiaries	53	-	-	-
- taxation services	6	-	-	-

Note 9: Earnings per Share

	Consolidated Entity 2007 $'000	Consolidated Entity 2006 $'000
a. Reconciliation of earnings to profit or loss		
Profit	(2,035)	(3,000)
Earnings used to calculate basic EPS	(2,035)	(3,000)
Earnings used to calculate diluted EPS	(2,035)	(3,000)
b. Weighted average number of ordinary shares outstanding during the year used in calculating basic and diluted EPS	**No.**	**No.**
Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	66,337,151	30,138,061
Weighted average number of options outstanding *	3,408,829	-
Weighted average number of ordinary shares outstanding during the year used in calculating diluted EPS	69,745,980	30,138,061
Calculation of weighted average number of options outstanding:	No.	No. *
Options outstanding at beginning of year	3,988,506	-
Effect of options issued	2,282,335	-
Effect of options exercised	(1,839,148)	-
Effect of options lapsed	(1,022,864)	-
Weighted average options outstanding during the year	3,408,829	-

* Options on issue during the 2006 year had exercise prices significantly higher than the average share price for the 2006 year. Accordingly, options were considered anti-dilutive and were not weighted as their conversion to ordinary shares would have resulted in a decreased loss per share for the 2006 year.

Note 10: Cash and Cash Equivalents

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Cash at bank and on hand	5,049	196	1,363	196
Short-term bank deposits	3,014	3,550	3,014	3,550
	8,063	3,746	4,377	3,746

The effective interest rate on short-term bank deposits was 3.50% (2006: 5.3%).
These deposits have an average maturity of 5 days.

Reconciliation of cash

Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows:

	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Cash and cash equivalents	8,063	3,746	4,377	3,746
	8,063	3,746	4,377	3,746

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 11: Trade and Other Receivables	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT				
Trade receivables	6,494	-	-	-
Provision for impairment of receivables	-	-	-	-
	6,494	-	-	-
Other debtors	265	89	65	89
Provision for impairment of receivables	-	-	-	-
	265	89	65	89
Other receivables				
Amounts receivable from:				
- wholly-owned subsidiaries	-	-	14,891	-
	6,759	89	14,956	89

Note 12: Inventories				
CURRENT				
Medical equipment held for sale - at cost	369	-	-	-
	369	-	-	-

Note 13: Controlled Entities

a. Controlled Entities Consolidated	Country of Incorporation	Percentage Owned (%)* 2007	2006
Parent Entity:			
Avastra Ltd	Australia	-	-
Subsidiaries of Avastra Ltd:			
AvastraUSA, Inc.	United States	100	-
Subsidiaries of AvastraUSA, Inc:			
Pacific Sleep Medicine Services, Inc.	United States	100	-
Sleepwell Partners, LLC	United States	100	-
PDX Sleep Solutions, LLC	United States	100	-
somniTech, Inc.	United States	100	-
somniCare, Inc.	United States	100	-
somniSchool, Inc.	United States	100	-
California Sleep Solutions, LLC	United States	100	-

** Percentage of voting power is in proportion to ownership*

b. Acquisition of Controlled Entities

Pacific Sleep Medicine Services, Inc.

On 30 November 2006 the group acquired 100% of Pacific Sleep Medicine Services, Inc. An initial payment of US$2,000,000 was accompanied by the issue of 5,000,000 ordinary shares at AU$0.20, the price of shares issued during capital raisings prior to re-listing. The company agreed to pay a further US$1,500,000 within 9 months of completion of the acquisition and further cash payments and share issues over 3 years after completion dependant on Pacific Sleep Medicine Services, Inc. achieving certain earnings targets. The obligation to pay a further US$1,500,000 was primarily met by the issue of ordinary shares in July 2007.

The purchase price, assuming Pacific Sleep Medicine Services, Inc. achieves the earnings targets, has been allocated as follows:

	$'000
Purchase consideration	13,553
Costs of acquisition	1,121
Total	14,674

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Cash	1,993
Receivables	6,185
Inventories	26
Property, plant and equipment	845
Other non-current assets	111
Payables	(1,513)
Short-term debt	(318)
Long-term debt	(1,122)
Tax liabilities	(4,304)
	1,903
Goodwill on consolidation	12,771
	14,674

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Profit of Pacific Sleep Medicine Services, Inc. included in consolidated profit of the group since the acquisition date on 30 November 2006 amounted to $1,324,000.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 13: Controlled Entities (continued)

Sleepwell Partners, LLC.

On 23 January 2007 the group acquired 100% of Sleepwell Partners, LLC. An initial payment was US$648,000 was accompanied by the commitment to issue of 810,000 ordinary shares. At balance date 656,950 shares had been issued with a remaining 153,050 to be issued. The fair value of the shares issued was $484,469. Further cash payments will be made over 3 years based on Sleepwell Partners, LLC earnings over the period. At balance date the effect of these further payments has not been recognised in the cost of the investment as it was considered that the size of the payments could not be measured reliably.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	1,170
Costs of acquisition	372
Total	1,542

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Receivables	3
Inventories	19
Property, plant and equipment	291
Payables	(19)
Short-term debt	(178)
Tax assets	48
	164
Goodwill on consolidation	1,378
	1,542

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Since the acquisition date on 23 January 2007 Sleepwell Partners, LLC. contributed a loss of $19,000 before intercompany allocations to the consolidated profit of the group.

PDX Sleep Solutions, LLC.

On 6 February 2007 the group acquired 100% of PDX Sleep Solutions, LLC. Initial consideration was satisfied by the issue of 150,000 ordinary shares at $0.58.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	87
Costs of acquisition	(6)
Total	81

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Inventories	2
	2
Goodwill on consolidation	79
	81

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Profit of PDX Sleep Solutions, LLC. included in consolidated profit of the group since the acquisition date on 6 February 2007 amounted to $1,000.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 13: Controlled Entities (continued)

California Sleep Solutions, LLC

On 25 May 2007 the group acquired 100% of California Sleep Solutions, LLC. An initial payment of US$1,040,000 was accompanied by the issue of 720,000 ordinary shares at issue price of AU$0.70. The company has agreed to pay a further US$100,000 within 90 days of completion of the acquisition and further cash payments over 3 years after completion dependant on California Sleep Solutions, LLC. achieving certain earnings targets.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	3,432
Costs of acquisition	435
Total	3,867

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Cash	33
Receivables	538
Inventories	119
Property, plant and equipment	197
Payables	(200)
Tax liabilities	(166)
	521
Goodwill on consolidation	3,346
	3,867

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Profit of California Sleep Solutions, LLC. included in consolidated profit of the group since the acquisition date on 25 May 2007 amounted to $30,000.

somniSleep Group

On 5 June 2007 the group acquired 100% of the somniSleep group comprising somniTech, Inc, somniCare, Inc and somniSchool, Inc. An initial payment of approximately US$3,570,000 was accompanied by the issue of 1,150,000 ordinary shares with a fair value of AU$685,000. Further cash payments will be made over 3 years after completion dependant on the somniSleep Group achieving certain earnings targets.

The purchase price has been allocated as follows:

	$'000
Purchase consideration	8,743
Costs of acquisition	770
Total	9,513

The fair value of assets acquired and liabilities assumed at acquisition date were as follows:

Cash	112
Receivables	2,059
Inventories	53
Property, plant and equipment	1,549
Other non-current assets	172
Payables	(407)
Short-term debt	(421)
Long-term debt	(1,408)
Tax liabilities	(464)
	1,245
Goodwill on consolidation	8,268
	9,513

The goodwill is attributable to the profitability of the acquired business and the synergies expected to arise after the group's acquisition of further sleep centre businesses. No other intangible assets were identified as existing separately from goodwill.

The assets and liabilities arising from the acquisition are recognised at fair value which is equal to their carrying value immediately prior to acquisition date.

Profit of the somniSleep Group included in consolidated profit of the group since the acquisition date on 5 June 2007 amounted to $65,000.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 13: Controlled Entities (continued)

The initial accounting for the business combinations is provisional because the cost of the combination can be determined only provisionally. Judgment has been used in estimating deferred consideration payable to vendors of acquired businesses where a portion of the deferred consideration payable is subject to the future earnings of those acquired businesses.

It is impractical to disclose the revenue and profit or loss of the combined entity for the year as though the acquisition dates for all business combinations effected during the year had been the beginning of the year because prior to acquisition each business acquired employed different accounting policies and operated under different accounting periods.

Refer to Note 27 for cash flow impacts of acquisitions.

Subsequent to year-end Complete Sleep Analysis, LLC. was acquired. See Note 29 for details.

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
Note 14: Property, Plant and Equipment	$'000	$'000	$'000	$'000
PLANT AND EQUIPMENT				
Diagnostic equipment				
At cost	3,520	-	-	-
Accumulated depreciation	(2,251)	-	-	-
Total Plant and equipment	1,269	-	-	-
Plant and equipment:	1,472	143	3	143
At cost	(577)	(46)	(1)	(46)
Accumulated impairment losses	-	(54)	-	(54)
Total Plant and equipment	895	43	2	43
Motor vehicles				
At cost	272	-	-	-
Accumulated amortisation	(129)	-	-	-
Total Motor vehicles	143	-	-	-
Leasehold improvements				
At cost	1,102	-	-	-
Accumulated depreciation	(380)	-	-	-
Total Leasehold improvements	722	-	-	-
Total plant and equipment	3,029	43	2	43
Total Property, Plant and Equipment	3,029	43	2	43

a. Movements in Carrying Amounts

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year:

	Diagnostic equipment	Plant and Equipment	Motor Vehicles	Leasehold Improvements	Total
	$'000	$'000	$'000	$'000	$'000
Consolidated Entity:					
Balance at the beginning of year	-	43	-	-	43
Additions	85	322	-	-	407
Disposals	(8)	(43)	(43)	-	(94)
Additions through acquisition of entity	1,278	629	197	757	2,861
Depreciation expense	(85)	(57)	(11)	(35)	(188)
Carrying amount at the end of year	1,270	894	143	722	3,029
Parent Entity:					
Balance at the beginning of year	-	43	-	-	43
Additions	-	3	-	-	3
Disposals	-	(43)	-	-	(43)
Depreciation expense	-	(1)	-	-	(1)
Carrying amount at the end of year	-	2	-	-	2

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 15: Intangible Assets

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Goodwill				
Cost	25,842	-	-	-
Accumulated impaired losses	-	-	-	-
Net carrying value	25,842	-	-	-
Patents and licences				
Cost	-	1,000	-	1,000
Accumulated amortisation and impairment	-	(1,000)	-	(1,000)
Net carrying value	-	-	-	-
Computer software				
Cost	290	-	-	-
Accumulated amortisation and impairment	(137)	-	-	-
Net carrying value	153	-	-	-
Covenant not to compete				
Cost	206	-	-	-
Accumulated amortisation and impairment	(134)	-	-	-
Net carrying value	72	-	-	-
Organisation costs				
Cost	16	-	-	-
Accumulated amortisation and impairment	(11)	-	-	-
Net carrying value	5	-	-	-
Total intangibles	26,072	-	-	-

	Goodwill	Patents & licences	Computer software	Covenant not to compete	Organisation costs
	$'000	$'000	$'000	$'000	$'000
Consolidated Group:					
Year ended 30 June 2006					
Balance at the beginning of year	-	780	-	-	-
Amortisation charge	-	(100)	-	-	-
Impairment losses	-	(680)	-	-	-
	-	-	-	-	-
Year ended 30 June 2007					
Balance at the beginning of year	-	-	-	-	-
Acquisitions through business combinations	25,842	-	172	96	7
Amortisation charge	-	-	(19)	(24)	(2)
Closing value at 30 June 2007	25,842	-	153	72	5

	Goodwill	Patents & licences	Computer software	Covenant not to compete	Organisation costs
Parent Entity:	$'000	$'000	$'000	$'000	$'000
Year ended 30 June 2006					
Balance at the beginning of year	-	780	-	-	-
Amortisation charge	-	(100)	-	-	-
Impairment losses	-	(680)	-	-	-
Closing value at 30 June 2006	-	-	-	-	-
Year ended 30 June 2007					
Balance at the beginning of year	-	-	-	-	-
Closing value at 30 June 2007	-	-	-	-	-

Intangible assets, other than goodwill, have finite useful lives. The current amortisation charges for intangible assets are included under depreciation and amortisation expense per the income statement. Goodwill has an infinite life. It is not expected that the value of goodwill brought to account will diminish over time as it directly relates to the value of the businesses acquired.

No internally generated intangibles have been brought to account.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 15: Intangible Assets (continued)

Impairment Disclosures

Goodwill is allocated to groups of cash generating units. The recoverable amount of each group is determined based on value-in-use calculations. Value-in-use is calculated based on the present value of cash flow projections, based on past experience, over a 5 year period with the period extending beyond 5 years extrapolated using an estimated growth rate. The cash flows are discounted using an estimated weighted average costs of capital of 15% and a growth rate 3.5%.

Goodwill is allocated to groups of cash-generating units which are based on the group's secondary reporting segment:

	Note	Consolidated Group		Parent Entity	
		2007 $'000	2006 $'000	2007 $'000	2006 $'000
United States		25,842	-	-	-
Australia		-	-	-	-
Total		25,842	-	-	-

Note 16: Other Assets

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Prepayments		603	67	185	67
Preliminary acquisition costs		88	-	-	-
		691	67	185	67
NON-CURRENT					
Deposits		84	-	-	-
Other		3	-	-	-
		87	-	-	-

Note 17: Trade and Other Payables

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Unsecured liabilities					
Trade payables		1,576	147	214	147
Sundry payables and accrued expenses		468	21	1	21
		2,044	168	215	168

Note 18: Financial Liabilities

	Note	Consolidated Group 2007 $'000	Consolidated Group 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
CURRENT					
Unsecured liabilities					
Notes to vendors		270	-	-	-
Lease liability	24	45	-	-	-
		315	-	-	-
Secured liabilities					
Line of credit		421	-	-	-
Equipment loans	24	562	-	-	-
		983	-	-	-
		1,298	-	-	-
NON-CURRENT					
Unsecured liabilities					
Notes to vendors		668	-	-	-
Lease liability	24	112	-	-	-
		780	-	-	-
Secured liabilities					
Equipment loans	24	753	-	-	-
		753	-	-	-
		1,533	-	-	-
a. **Total current and non-current secured liabilities:**					
Line of credit		421	-	-	-
Equipment loans		1,315	-	-	-
		1,736	-	-	-
b. **The carrying amounts of non-current assets pledged as security are:**					
Property, plant and equipment		1,231	-	-	-
		1,231	-	-	-

c. The line of credit is secured by a fixed and floating charge over the assets of somniTech, Inc. and a personal guarantee from the former owner.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 19: Tax	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
a. Liabilities				
CURRENT				
Income Tax	4,479	-	-	-
NON-CURRENT				
Deferred tax liability comprises:				
Tax allowances relating to property, plant and equipment	236	-	-	-
Tax allowances relating to change in accounting method	305	-	-	-
Business assets acquired	719	-	-	-
Total	1,260	-	-	-
b. Assets				
Deferred tax assets comprise:				
Transaction costs on equity issue	314	-	314	-
Unrealised foreign exchange losses	245	-	245	-
Tax losses	191	-	191	-
Provisions	(1)	-	(1)	-
Business assets acquired	883	-	-	-
Other	(6)	-	(6)	-
	1,626	-	743	-
c. Reconciliations				
i. Gross Movements				
The overall movement in the deferred tax accounts is as follows:				
Opening balance	-	-	-	-
Acquisitions through business combinations	(660)	-	-	-
(Charge)/credit to income statement	465	-	430	-
(Charge)/credit to equity	559	-	314	-
Closing balance	364	-	744	-
ii. Deferred Tax Liability				
The movement in deferred tax liability for each temporary difference during the year is as follows:				
Tax allowances relating to property, plant and equipment:				
Opening balance	-	-		-
Acquisitions through business combinations	253			
Charged to the income statement	(17)	-		-
Closing balance	236	-	-	-
Tax allowances relating to change in accounting method:				
Opening balance	-	-		-
Acquisitions through business combinations	407			
Charged to the income statement	(102)	-		-
Closing balance	305	-	-	-
Business assets acquired				
Opening balance	-	-		-
Charged to the income statement	719	-		-
Closing balance	719	-	-	-

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 19: Tax (continued)

iii. Deferred Tax Assets

	Consolidated Group		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
The movement in deferred tax assets for each temporary difference during the year is as follows:				
Transaction costs on equity issue				
Opening balance	-	-	-	-
Credited directly to equity	314	-	314	-
Closing balance	314	-	314	-
Unrealised foreign exchange losses				
Opening balance	-	-	-	-
Credited to the income statement	-	-	245	-
Credited directly to equity	245	-	-	-
Closing balance	245	-	245	-
Tax losses				
Opening balance	-	-	-	-
Credited to the income statement	191	-	191	-
Closing balance	191	-	191	-
Provisions				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	(1)	-	(1)	-
Closing balance	(1)	-	(1)	-
Business assets acquired				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	883	-	-	-
Closing balance	883	-	-	-
Other				
Opening balance	-	-	-	-
Credited/(charged) to the income statement	(6)	-	(6)	-
Closing balance	(6)	-	(6)	-

d. Deferred tax assets not brought to account:

- temporary differences				
- tax losses	-	549	-	549
	-	549	-	549

Note 20: Provisions

	Consolidated Group 2007	Consolidated Group 2006	Parent Entity 2007	Parent Entity 2006
CURRENT				
Employee leave entitlements	236	6	3	6
	236	6	3	6
Provision for Employee leave entitlements				
Opening balance at 1 July	6	21	6	21
Provisions made during the year	130	3	3	3
Provisions used during the year	(7)	(18)	(6)	(18)
Provisions acquired through business combinations	107	-	-	-
Provisions reversed during the year	-	-	-	-
Balance at 30 June	236	6	3	6

A provision has been recognised for employee leave entitlements. It is expected that each employee will use their entitlement within 12 months. The measurement and recognition criteria relating to employee benefits has been included in Note 1 to this report.

Note 21: Other Liabilities

	Consolidated Group 2007	Consolidated Group 2006	Parent Entity 2007	Parent Entity 2006
CURRENT				
Deferred consideration payable to vendors of acquired businesses	5,288	-	-	-
	5,288	-	-	-
NON-CURRENT				
Deferred consideration payable to vendors of acquired businesses	10,575	-	-	-
	10,575	-	-	-

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 22: Issued Capital

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
99,284,042 (2006: 30,138,061) fully paid ordinary shares	30,031	11,130	30,031	11,130
	30,031	11,130	30,031	11,130

Effective 1 July 1998 the concepts of authorised capital and par value shares were abolished. Accordingly, the consolidated entity does not have authorised capital nor par value in respect of its issued capital.

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	No.	No.	No.	No.
a. Ordinary shares				
At the beginning of reporting period	30,138,061	28,215,423	30,138,061	28,215,423
Shares issued during the year				
— 24 January 2006	-	200,000	-	200,000
— 7 March 2006	-	1,857,138	-	1,857,138
— 11 September 2006	400,000	-	400,000	-
— 28 September 2006	50,000	-	50,000	-
— 6 October 2006	2,000,000	-	2,000,000	-
— 25 October 2006	19,000,000	-	19,000,000	-
— 29 November 2006	5,000,000	-	5,000,000	-
— 4 December 2006	25,794,031	-	25,794,031	-
— 7 December 2006	500,000	-	500,000	-
— 20 December 2006	400,000	-	400,000	-
— 20 December 2006	25,000	-	25,000	-
— 5 February 2007	500,000	-	500,000	-
— 6 February 2007	150,000	-	150,000	-
— 16 March 2007	2,000,000	-	2,000,000	-
— 16 April 2007	10,800,000	-	10,800,000	-
— 23 April 2007	273,375	-	273,375	-
— 25 May 2007	720,000	-	720,000	-
— 8 June 2007	1,000,000	-	1,000,000	-
— 18 June 2007	150,000	-	150,000	-
— 27 June 2007	383,575	-	383,575	-
Shares bought back during year				
— 30 September 2005		(75,000)		(75,000)
— 5 October 2005	-	(59,500)	-	(59,500)
At reporting date	99,284,042	30,138,061	99,284,042	30,138,061

Ordinary shareholders participate in dividends and the proceeds of winding up of the entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b. Options

i. For information relating to the Avastra Ltd employee option plan, including details of options issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 28 Share-based Payments.

ii. For information relating to share options issued to key management personnel during the financial year, refer to Note 28 Share-based Payments.

Note 23: Reserves

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
a. Foreign Currency Translation Reserve The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries and loans between members of the group.	(830)	-	-	-
b. Option Reserve The options reserve records items recognised as expenses on valuation of employee share options.	176	-	176	-
	(654)	-	176	-

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 24: Capital and Leasing Commitments	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
a. Finance Lease and Equipment Loan Commitments				
Payable — minimum payments				
— not later than 12 months	719	-	-	-
— between 12 months and 5 years	947	-	-	-
— greater than 5 years	-	-	-	-
Minimum payments	1,666	-	-	-
Less future finance charges	(194)	-	-	-
Present value of minimum payments	1,472	-	-	-
b. Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable — minimum lease payments				
— not later than 12 months	1,535	-	-	-
— between 12 months and 5 years	3,984	-	-	-
— greater than 5 years	3,368	-	-	-
	8,887	-	-	-
c. Other Commitments				
Expenditure commitments contracted for:				
Corporate and Mergers & Acquisitions advisory services	1,484	-	1,484	-
	1,484	-	1,484	-
Payable:				
— not later than 12 months	636	-	636	-
— between 12 months and 5 years	848	-	848	-
— greater than five years	1,484	-	1,484	-

Note 25: Contingent Liabilities and Contingent Assets

Contingent Liabilities

Earn-out amounts - Sleepwell Partners, LLC
In accordance with the Purchase Agreement to acquire 100% of the interests in Sleepwell Partners, LLC, the consolidated entity is committed to pay 15% of actual gross cash receipts over 3 years from the date of acquisition. Payments will be made on a quarterly basis and only when EBITDA of Sleepwell Partners, LLC is positive, and only up to 50% of that positive EBITDA. As payments are made they will be charged to the investment in Sleepwell Partners, LLC. No earn-out amounts have been brought to account in the 2007 financial report as they can not be reliably measured.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 26: Segment Reporting

Primary Reporting — Business Segments
The consolidated entity has the following business segments:
— Clinical studies
— Research studies
— Medical equipment sales

Year ended 30 June 2007	Clinical studies $'000	Research studies $'000	Medical equipment sales $'000	Corporate overhead / Unallocated $'000	Consolidated $'000
External sales	6,645	5,130	1,222	-	12,997
Other revenue	-	-	-	349	349
Total revenue	6,645	5,130	1,222	349	13,346
Segment result (before finance costs)	848	1,139	202	(4,233)	(2,044)
Finance costs				(456)	(456)
Profit before income tax					(2,500)
Income tax expense					465
Profit after income tax					(2,035)
Segment assets	4,532	3,124	1,242	-	8,898
Unallocated assets				37,799	37,799
Total assets					46,697
Segment liabilities	1,654	190	469	-	2,313
Unallocated liabilities				24,399	24,399
Total liabilities					26,712
Acquisitions of non-current segment assets	93	34	-	2,423	2,550
Depreciation and amortisation of segment assets	81	91	25	36	233
Other non-cash segment expenses	-	-	-	-	-

Secondary Reporting — Geographical Segments
The consolidated entity's business segments are located in the United States and corporate operations are located in Australia.

	Segment Revenues from External Customers		Carrying Amount of Segment Assets		Acquisitions of Non-current Segment Assets	
	2007 $'000	2006 $'000	2007 $'000	2006 $'000	2007 $'000	2006 $'000
Geographical location:						
United States	12,997	-	41,324	-	29,420	-
Australia	24	325	5,373	3,945	3	13
	13,021	325	46,697	3,945	29,423	13

Accounting Policies
Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers
Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the consolidated entity at an arms length. These transfers are eliminated on consolidation.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 27: Cash Flow Information

	Note	Consolidated Entity 2007 $'000	Consolidated Entity 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
a. Reconciliation of Cash Flow from Operations with Profit after Income Tax					
Profit after income tax		(2,035)	(3,000)	(2,803)	(3,000)
Non-cash flows in profit					
Amortisation		-	100	-	100
Depreciation		233	74	1	74
Net loss/(gain) on disposal of property, plant and equipment		22	28	12	28
Share options expensed		176	-	176	-
Share based payments		1,951	-	1,831	-
Impairment write down		-	734	-	734
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries					
(Increase)/decrease in trade and term receivables		1,387	(93)	-	(93)
(Increase)/decrease in other receivables		653	-	56	-
(Increase)/decrease in prepayments		(317)	-	51	-
(Increase)/decrease in inventories		(151)	-	-	-
Increase/(decrease) in trade payables and accruals		792	100	68	100
(Increase)/decrease in other payables		(962)	-	(52)	-
(Increase)/decrease in income taxes payable		254	-	-	-
Increase/(decrease) in deferred taxes		(712)	-	(430)	-
Increase/(decrease) in provisions		98	-	(3)	-
Increase/(decrease) in foreign currency translation reserve		(829)	-	-	-
Cash flow from operations		560	(2,057)	(1,093)	(2,057)

b. Acquisition of Entities

The cash payments made for the acquisition of businesses during the year are explained as follows:

	Note	Consolidated Entity 2007 $'000	Consolidated Entity 2006 $'000	Parent Entity 2007 $'000	Parent Entity 2006 $'000
Total consideration for acquired businesses	13	26,986	-	-	-
Costs of acquisitions		2,691	-	-	-
Less: cash in acquired businesses		(2,138)	-	-	-
Less: deferred consideration payable - current		(5,272)	-	-	-
Less: deferred consideration payable - non-current		(10,575)	-	-	-
Less: consideration satisfied by the issue of shares		(2,760)	-	-	-
Cash flow on acquisition net of cash acquired		8,932	-	-	-
Costs of acquisitions not yet completed		88	-	-	-
Payments for acquisition of businesses		9,020	-	-	-

c. Non-cash Financing and Investing Activities

Share issues

5,000,000 ordinary shares were issued at $0.20 as part of the consideration for the purchase of Pacific Sleep Medicine Services, Inc. based on the assumed share price on the day the acquisition was completed.

810,000 ordinary shares were issued at $0.54 as part of the consideration for the purchase of Sleepwell Partners, LLC. based on the last share price quoted on the day the acquisition was completed.

150,000 ordinary shares were issued at $0.58 as part of the consideration for the purchase of PDX Sleep Solutions, LLC. based on the last share price quoted on the day the acquisition was completed.

720,000 ordinary shares were issued at $0.70 as part of the consideration for the purchase of California Sleep Solutions, LLC. based on the last share price quoted on the day the acquisition was completed.

1,150,000 ordinary shares were issued with a fair value of $685,000 as part of the consideration for the purchase of the somniSleep Group based on the share price when the shares were issued.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 27: Cash Flow Information (continued)

	Consolidated Entity		Parent Entity	
	2007 **$'000**	**2006** **$'000**	**2007** **$'000**	**2006** **$'000**
d. Credit Standby Arrangements with Banks				
Line of Credit facility (US$500,000)	589	-	-	-
Amount utilised (US$357,000)	421	-	-	-
	168	-	-	-

Interest rates are variable and subject to adjustment.

Note 28: Share-based Payments

The following share-based payment arrangements existed at 30 June 2007:

On 7 December 2006, 500,000 ordinary shares were issued to Dr Mitchell M Rosenberg in accordance with the terms of Dr Rosenberg's consulting agreement, as consideration, in lieu of cash, for the consulting services provided and to be provided by Dr Rosenberg to the company and its subsidiaries. The shares are held in voluntary escrow until the end of each calendar month when one twelfth of the shares are released as services are performed. The deemed issue price for the shares was $0.24 and $120,000 has been recognised as an expense for consulting services.

On 2 February 2007, 500,000 ordinary shares were issued to Orbit Capital Pty Ltd in accordance with the terms of a Placement Mandate Agreement between the company and Orbit Capital Pty Ltd, as consideration, in lieu of cash, for the consulting services provided and to be provided by Orbit Capital Pty Ltd and for the purpose of providing incentive for superior performance in the services provided by Orbit Capital Pty Ltd. The shares are held in voluntary escrow until the end of each calendar month when one twelfth of the shares are released as services are performed. The deemed issue price for the shares was $0.58 and $290,000 has been recognised as an expense for consulting services.

On 16 March 2007, 2,000,000 ordinary shares were issued to Stanmore Capital Partners, LLC as consideration for past services rendered including the creation and implementation of a new business strategy, the development of the business plan and assisting in the day to day management of the group. The deemed issue price for the shares was $0.61 and $1,220,000 has been recognised as an expense for consulting services.

On 11 September 2006, 2,450,000 share options were granted to directors to accept ordinary shares with no exercise price, as consideration for past work performed in the absence of a permanent managing director. The options were exercisable within one month of issue, held no voting or dividend rights and were not transferable. All options have been exercised and, based on a deemed fair value of $0.20 per option, $490,000 has been recognised as an expense for Directors fees.

On 16 March 2007, shareholders approved the establishment of the Avastra Ltd Employee Option Plan. All employees of the group, and any other person determined by the Board, are entitled to participate in the plan. The terms and conditions of options offered or granted under the plan are determined by the Board and include the number of options, the exercise price, option term, exercise conditions, vesting conditions, forfeiture conditions and any rights attaching to shares in respect of which the options are exercisable.

On 27 March 2007, 950,000 share options were granted to consultants and a director to accept ordinary shares with no exercise price. The options are exercisable after 12 to 24 months subject to vesting conditions of the group achieving quarterly revenue targets. The options expire on the earlier of 2 years from vesting or 5 years from issue. The options hold no voting or dividend rights. At balance date none of these share options have been exercised.

On 2 April 2007, 80,000 share options were granted to former employees under the Avastra Ltd Employee Option Plan to take up ordinary shares at an exercise price of $0.20 each. The options can be exercised any time before 23 March 2010, hold no voting or dividend rights and are not transferable without prior consent of the Board. At balance date none of these share options have been exercised.

On 25 May 2007, 500,000 share options were granted to an employee under the Avastra Ltd Employee Option Plan to take up ordinary shares at exercise prices of $0.35, $0.70 and $1.05. The options are exercisable after 12 to 36 months subject to vesting conditions of the group achieving quarterly earnings per shares targets. The options expire on the earlier of 2 years from vesting or 5 years from issue. They hold no voting or dividend rights and are not transferable without prior consent of the Board.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 28: Share-based Payments (continued)

All options granted to key management personnel confer a right to be issued one ordinary share in Avastra Ltd for every option held.

	Consolidated Group			
	2007		2006	
	Number of Options	Weighted Average Exercise	Number of Options	Weighted Average Exercise
Outstanding at the beginning of the year	3,988,506	$1.133	1,833,906	$2.105
Granted	3,980,000	$0.092	2,155,000	$0.330
Exercised	(2,475,000)	$0.002	-	-
Expired	(1,513,506)	$2.300	(400)	$150.000
Outstanding at year-end	3,980,000	$0.352	3,988,506	$1.133
Exercisable at year-end	2,530,000	$0.415	3,988,506	$1.133

There were 2,475,000 options exercised during the year ended 30 June 2007. These options had a weighted average share price of $0.002 at exercise date.

The options outstanding at 30 June 2007 had a weighted average exercise price of $0.352 and a weighted average remaining contractual life of 2.6 years. Exercise prices range from $0.00 to $1.05.

The weighted average fair value of the options granted during the year was $0.31.

This fair value was calculated by using a binomial option pricing model applying the following inputs:

Weighted average exercise price	$0.09
Weighted average life of the option	3 years
Underlying share price	$0.37
Expected share price volatility	37.50%
Expected dividend rate	0.00%
Risk free interest rate	6.00%

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future tender, which may not eventuate.

The life of the options is based on the historical exercise patterns, which may not eventuate in the future.

Included under employee benefits expense in the income statement is $666,000 (2006: nil), and relates, in full, to equity-settled share-based payment transactions.

Note 29: Events After the Balance Sheet Date

a. On 27 July 2007, the Group acquired 100% of the issued capital of Complete Sleep Analysis, LLC, a sleep centre business in Arizona, United States, for a purchase consideration of $173,300 satisfied by the issue of 60,000 ordinary shares at an issue price of $0.595 each and the payment of US$122,000. The issue price was based on the market price on date of purchase. Further cash payments of up to US$100,000 may be made over 3 years after completion dependant on Complete Sleep Analysis, LLC achieving certain earnings targets. The financial effect of this transaction has not been brought to account in the 2007 financial report.

b. The financial report was authorised for issue by the board of directors on 27 September 2007.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 30: Related Party Transactions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

a. **Subsidiary Companies**

At balance date an intercompany receivable balance existed between Avastra Ltd and its wholly owned subsidiary, AvastraUSA, Inc. The balance represents the provision of working capital in order to operate and acquire sleep centre businesses. The intercompany receivable balance at any point in time is interest bearing and repayable on demand. At 30 June 2007 the amount owed to the company by its subsidiary was $14,891,000.

	Consolidated Group		Parent Entity	
b. **Other Related Parties**	2007 $'000	2006 $'000	2007 $'000	2006 $'000
In September 2006 Avastra Ltd entered in to a 3 year agreement with US-based corporate advisors, Stanmore Capital Partners, LLC, to act as advisors in connection with growth strategies, fund raising, acquisitions and operational matters. Under this agreement the advisors' compensation consists of a monthly retainer and success fees.				
During the year Stanmore Capital Partners, LLC, including its principals, employees, subcontractors and advisors, received a total of $2,042,000 in cash remuneration for activities relating to acquisitions to the value of $27 million, fundraising of $15 million, securing sleep medicine service contracts and market advice to the board of directors. $738,000 remains payable at year end. Further, shares to the value of $1,220,000 were issued as consideration for work performed prior to the change in direction of the company including the creation and implementation of the new business strategy. Former directors Mr Michael Dalsin and Mr Roger Greene are the principals of Stanmore Capital Partners, LLC, and remain related parties for 6 months after their resignation as directors of the company. Services were provided on normal commercial terms.	4,000	398	4,000	398

c. **Key Management Personnel**

Information regarding individual directors and senior executives compensation is provided in the Remuneration Report section of the Directors' Report and Note 7. Apart from the details disclosed in this note, no director has entered into a material contract with the Company or the consolidated group since the end of the previous financial year and there were no material contracts involving directors' interests existing at year-end.

Note 31: Financial Instruments

a. **Financial Risk Management**

The group's exposure to market risk for changes in interest rates relates primarily to the group's cash and deposits but also to the group's debt. At 30 June 2007 100% of group debt is fixed. For further details on interest rate risk refer to Note 31(b)(i).

Foreign currency risk
The group is exposed to fluctuations in foreign currencies arising from the sale and purchase of goods and services in currencies other than the group's measurement currency.

Liquidity risk
The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

Credit risk
The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the balance sheet and notes to the financial statements.

The consolidated group does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the consolidated entity.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2007

Note 31: Financial Instruments (continued)
b. **Financial Instruments**

i. **Interest Rate Risk**

The group's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

			Fixed Interest Rate Maturing				
Year ended 30 June 2007	Weighted Average Effective Interest Rate	Floating Interest Rate $000's	Within 1 Year $000's	Within 1 to 5 Years $000's	Over 5 Years $000's	Non-Interest Bearing $000's	Total $000's
Financial Assets:							
Cash and cash equivalents	3.50%	5,838	-	-	-	2,225	8,063
Receivables	-	-	-	-	-	6,759	6,759
Total Financial Assets		5,838	-	-	-	8,984	14,822
Financial Liabilities:							
Bank loans and overdrafts	8.25%	-	421	-	-	-	421
Trade and sundry payables	-	-	-	-	-	2,044	2,044
Lease liabilities and equipment loans	8.37%	-	717	947	-	2	1,666
Deferred consideration payable to vendors of acquired businesses	-	-	-	-	-	15,863	15,863
Total Financial Liabilities		-	1,138	947	-	17,909	19,994
Year ended 30 June 2006							
Financial Assets:							
Cash and cash equivalents	5.30%	3,550	-	-	-	196	3,746
Receivables	-	-	-	-	-	89	89
Total Financial Assets		3,550	-	-	-	285	3,835
Financial Liabilities:							
Trade and sundry payables	-	-	-	-	-	168	168
Total Financial Liabilities		-	-	-	-	168	168

ii. **Net Fair Values**

The net fair values of:

— Deferred consideration payable to vendors of acquired businesses is determined by discounting the cash flows, at the relevant three year US government bond rate plus a margin of 2.00% at the time of acquiring the businesses, to their present value.

— All other assets and other liabilities approximate their carrying value.

No financial assets and financial liabilities are readily traded on organised markets in standardised form.

Aggregate net fair values and carrying amounts of financial assets and financial liabilities at balance date:

	2007		2006	
	Carrying Amount $000's	Net Fair Value $000's	Carrying Amount $000's	Net Fair Value $000's
Financial Assets				
Cash and cash equivalents	8,063	8,063	3,746	3,746
Receivables	6,759	6,759	89	89
	14,822	14,822	3,835	3,835
Financial Liabilities				
Bank loans and overdrafts	421	421	-	-
Trade and sundry payables	2,044	2,044	168	168
Lease liabilities and equipment loans	1,666	1,666	-	-
Deferred consideration payable to vendors of acquired businesses	17,559	15,863	-	-
	21,690	19,994	168	168

Fair values are materially in line with carrying values. Discount rates between 6.43% and 6.97% have been applied to deferred consideration payable to determine fair value.

AVASTRA LTD ABN 47 094 446 803 and CONTROLLED ENTITIES
DIRECTORS' DECLARATION
FOR THE YEAR ENDED 30 JUNE 2007

The directors of the company declare that:

(a) The financial statements and notes set out on pages 14 to 41are in accordance with the Corporations Act 2001 and:

- (i) comply with Accounting Standards and the Corporations Regulations 2001; and
- (ii) give a true and fair view of the financial position as at 30 June 2007 and the performance for the year ended on that date of the company and the consolidated group;

(b) The Chief Financial Officer has declared that:

- (i) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;
- (ii) the financial statements and notes for the financial year comply with the Accounting Standards; and
- (iii) the financial statements and notes for the financial year give a true and fair view;

(c) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the board of directors.

Dr Mitchell Rosenberg
Executive Chairman

Brisbane, 27 September 2007

William Buck
Business Advisors
Chartered Accountants

INDEPENDENT AUDITOR'S REPORT
To the members of Avastra Ltd

Report on the Financial Report
We have audited the accompanying financial report of Avastra Ltd (the company), which comprises the balance sheets as at 30 June 2007, and the income statements, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities controlled at the year's end or from time to time during the financial year.

As permitted by the Corporations Regulation 2001, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Australian Accounting Standard AASB 124 Related Party Disclosures, under the heading Remuneration Report on pages 8-11 of the Directors' Report and not in the financial report. We have audited the remuneration disclosures on pages 8-11 of the Directors' Report.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

In Note 1, the directors also state, in accordance with Australian Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are responsible for the remuneration disclosures contained in the Directors' Report.

Auditor's Responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the Directors' Report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the Directors' Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, was provided to the directors of Avastra Ltd on the same date as the auditor's report.

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au

William Buck
Business Advisors
Chartered Accountants

AUDITOR'S OPINION

In our opinion:

(a) the financial report of Avastra Ltd is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of company and consolidated entity's financial position as at 30 June 2007 and their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

In our opinion, the remuneration disclosures on pages 8-11 of the Directors' Report comply with Australian Accounting Standard AASB 124 Related Party Disclosures.

Signed at Brisbane, 27 September 2007

William Buck.

WILLIAM BUCK
Chartered Accountants

D W LANGDON
Partner

Level 16, William Buck Centre, 120 Edward Street, Brisbane QLD 4000 • GPO Box 736, Brisbane QLD 4001
T (61 7) 3233 3555 F (61 7) 3210 6183 E info@williambuckqld.com.au W www.williambuck.com.au

Avastra Ltd is committed to protecting and enhancing shareholder value and adopting best practice governance policies and practices. This Corporate Governance Statement outlines the main Corporate Governance practices that were in place throughout the financial year, which comply with the Australian Stock Exchange ('ASX') Corporate Governance Council recommendations. Where a recommendation has not been followed, this is stated along with an explanation for the departure.

Principle 1: Lay solid foundations for management and oversight

The Board has adopted a formal Board Charter that details the functions and responsibilities of the Board and distinguishes such functions and responsibilities from those that have been delegated to management. As outlined in the Board Charter the Board is responsible for the overall operation and stewardship of the company and, in particular:

- approving and monitoring the corporate strategy and financial plans and objectives of the company;
- determining changes to share capital and approving acquisitions of businesses, major capital expenditure and other corporate transactions
- approving the appointment and removal of Chairperson, Chief Executive Officer, Chief Operating Officer and Company Secretary;
- eviewing the performance of the Board, the Board Committees and each individual director against the relevant Charters and policies of the company
- reporting to shareholders and the investment community on the performance and state of the company.
- reviewing the effectiveness of the company's corporate governance policies and procedures

A copy of the Board Charter is available in the Investors section of the company's website at www.avastra.com

Principle 2: Structure the Board to Add Value

The composition of the Board has been determined on the basis of providing the company with a broad range of skills, expertise and experience from a diverse range of backgrounds. Details of each directors' experience are set out in the Directors' Report.

The Board is comprised of a majority of Independent Non-executive Directors. The ASX guidelines recommend that a listed company should have a majority of directors who are independent. The Board complies with the ASX Corporate Governance Principle 2.1

The roles of Chairman, Executive Director and Chief Operating Officer are exercised by different individuals, providing for clear division of responsibility at the head of the company.

The Remuneration and Nomination Committee is responsible for reviewing Board succession plans on a regular basis to maintain an appropriate balance of skills, experience and expertise on the Board

The members of the Remuneration and Nomination Committee are:

- Dr Mitchell Rosenberg (Chairman)
- Dr George Steinfels

Principle 3: Promote ethical and responsible decision-making

Code of Conduct

The company has adopted a Code of Conduct that applies to the company and its employees. The purpose of the Code of Conduct is to:

- articulate the highest standards of honest, ethical and law-abiding behaviour that the company expects of its directors, officers and employees.
- encourage the observance of those standards so as to protect and promote the interests of shareholders and other stakeholders;
- guide employees as to the practices thought necessary to maintain confidence in the company's integrity; and
- set out the responsibilities and accountabilities of employees to report and investigate reports of unethical practices.

The Code of Conduct may be viewed on the company's website at www.avastra.com

Share Trading Policy

The Company has implemented a Securities Trading Policy that sets out the circumstances in which directors, senior executives and employees may deal in company securities. The policy is specifically designed to raise awareness and potential for breach of the prohibitions on insider trading contained in the Corporations Act. The Securities Trading Policy specifies trading windows for any director or employee as during the 6 weeks period commencing 1 day after the:

- date of the company's AGM;
- release by the company of its half yearly results announcement to ASX;
- release by the company of its yearly results announcement to ASX; or
- release of a disclosure document offering equity securities in the company,

PROVIDED that the person is NOT in possession of any inside information relating to those securities.

The Board may authorise the opening of trading windows at other times. Key management personnel of the company are required to notify the Company Secretary of any proposed trading.

Principle 4: Safeguard Integrity in financial reporting

The Board has established an Audit and Risk Committee that is responsible for advising the Board on internal controls and appropriate standards for the financial management of the company and it subsidiaries. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information.

The Committee works on behalf of the Board with the external auditor and reviews non-audit services provided by the external auditor to confirm that they are consistent with maintaining external audit independence.

The Committee provides advice to the Board on the status of business risks to the Group and ensures that risks are identified, assessed and properly managed through its risk management processes.

The Audit and Risk Management Committee is wholly comprised of independent non-executive directors and meets at least two times per year. The members of the Committee during the year were:

- Mr Geoff Garside (Chairman)
- Mr Troy Shadian

Principle 5: Making timely and balanced disclosure

The company is committed to complying with its continuous disclosure obligations under the Corporations Act and the Australian Stock Exchange (ASX) Listing Rules. The policy is designed to provide shareholders and the market with timely, direct and equal access to information issued by the company; and promote investor confidence in the integrity of the company and its securities.

The Company will immediately notify the ASX of any information concerning it that a reasonable person would expect to have a material effect on the price or value of the Company's securities, unless exempted by the Listing Rules.

The Board is actively and regularly involved in discussing disclosure obligations in respect of all major matters that come before it. The Company Secretary is responsible for the overall administration of this Policy.

All announcements made to the ASX may be accessed through the company's website. Also, the Continuous Disclosure Policy is available in the Corporate Governance section of the Company's website.

Principle 6: Respect the Rights of Shareholders

The company has a positive strategy to communicate with shareholders and actively promote shareholder involvement in the company. It aims to continue to improve and increase the information available to shareholders on its website.

The company has a practice that all information to be given by the company at analysts briefings is first released to the ASX to ensure that the market operates on an equal and fully informed basis.

Shareholders are encouraged to attend general meetings of the company. The Company provides Shareholders with details of any proposed meetings well in advance of the relevant dates.

The Company's external auditor attends the Annual General Meeting of the Company and is available to answer shareholder questions about the conduct of the audit and the content and preparation of the Auditors Report. This allows shareholders to question the auditor and reinforces the auditor's accountability to shareholders.

Principle 7: Recognise and manage risk

The management of risk is an important objective of the company. Primary responsibility for risk management rests with the group's executive managers while the Board, through its Audit and Risk Committee, retains ultimate oversight of the responsibility for ensuring that risk management is actively engaged throughout the company's operations.

The Board updated the Audit and Risk Committee Charter in March 2007 setting out the Audit and Risk Committee's role and responsibilities, composition, structure and membership requirements.

The Audit and Risk Committee has been established to assist the Board in fulfilling its corporate governance and oversight responsibilities in relation to the company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the internal and external audit process.

Several meetings were held with the company's external auditor to review audit plans relating to financial reporting. A comprehensive review of the US operations was conducted in June 2007 to reinforce understanding of the business, its structure and the operating risks as the company continues to grow.

This review examined the effectiveness of the compliance function and made several recommendations for improvement.

The Committee met three times during the reporting period.

The members of the Audit and Risk Committee are:

- Mr Geoff Garside (Chairman)
- Mr Troy Shadian

Principle 9: Remunerate fairly and responsibly

The company has provided disclosure in the Directors' Report (Remuneration report) in relation to remuneration of directors and senior executive officers.

The Board has established a remuneration committee comprising two directors. Members of the remuneration committee at the time of preparation of the Annual Report were:

- Dr Mitchell Rosenberg (Chairman)
- Dr George Steinfels

The profiles of each of the directors are set out in the Directors' Report including details of committee meetings and attendance during the year. Equity based remuneration to key executives and consultants was made in accordance with thresholds set out in plans approved by shareholders.

Principle 10: Recognise the Legitimate Interests of Stakeholders

The company recognises it has a number of obligations to all stakeholders including employees, customers, suppliers and the wider community.

The company has established a Code of Conduct requiring directors and employees to maintain the highest standards of corporate and individual behaviour.

In accordance with the Code of Conduct the Company aims to provide a work environment that allows employees to excel regardless of age, disability, gender, race, marital status or religion.

Shareholders Information

This information is extracted from the share registry records as at 28 September 2007:

a. Distribution Schedule

Range	Total Holders	Units	% Issued Capital
1 - 1,000	25	17,219	0.02
1,001 - 5,000	165	553,305	0.54
5,001 - 10,000	157	1,327,427	1.30
10,001 - 100,000	444	17,399,732	17.09
100,001 - 9,999,999,999	133	82,527,920	81.05
Total	**924**	**101,825,603**	**100.00**

b. Twenty Largest Shareholders

Name	Units	% Issued Capital
1. National Nominees Ltd	12,291,612	12.07
2. Citicorp Nominees Pty Ltd <CFS Developing Companies A/C>	6,948,269	6.82
3. Mr Paul Ralph	4,409,310	4.33
4. New Millennium Fund Pty Ltd	4,143,422	4.07
5. Dr Yury Furman	2,408,186	2.37
6. Queensland Investment Corporation	2,380,165	2.34
7. J P Morgan Nominees Australia Ltd	2,002,746	1.97
8. Stanmore Capital Partners LLC	2,000,000	1.96
9. Dr Milton Erman	1,960,265	1.93
10. ANZ Nominees Ltd <Cash Income A/C>	1,951,469	1.92
11. Orbit Capital Pty Ltd	1,950,000	1.92
12. Thomas Wiedel and Kathryn Wiedel	1,444,913	1.42
13. UBS Wealth Management Australia Nominees Pty Ltd	1,164,285	1.14
14. Steven Hull	1,150,000	1.13
15. RBC Dexia Investor Services Australia Nominees Pty Ltd <BKCust A/C>	1,135,000	1.11
16. Australian Executor Trustees Ltd	1,100,000	1.08
17. David Oakley	1,100,000	1.08
18. Simon Mitchell and Ernestine Lavalle <Mitchell Lavalle A/C>	1,084,134	1.06
19. Dr Stuart Menn	1,002,408	0.98
20. Mr Michael Dalsin <No 1 Account>	1,000,000	0.98
Total	**52,626,184**	**51.68**

c. Substantial Shareholders

This information is extracted from the notices of substantial shareholders

Name	Units	% Issued Capital
1. Paradice Investment Management Pty Ltd	8,098,227	7.95
2. Commonwealth Bank of Australia	6,948,269	6.83

d. Voting Rights

One vote per share held.

e. Securities subject to voluntary escrow

Class	Number	Date escrow period ends
Fully paid ordinary shares	125,001	1-Jan-08
Fully paid ordinary shares	208,335	2-Feb-08
Fully paid ordinary shares	1,150,000	4-May-08
Fully paid ordinary shares	720,000	25-May-08

Corporate Directory

Directors

Dr Mitchell Rosenberg
(Executive Chairman)

Mr Simon Mitchell
(Executive Director)

Mr Troy Shadian
(Non Executive Director)

Mr Geoff Garside
(Non Executive Director)

Dr. George Steinfels
(Non Executive Director)

Company Secretary
Mr Paul Jobbins

Registered Office
Level 7, 360 Queen Street,
Brisbane QLD 4000

Postal Address
GPO Box 744
Brisbane QLD 4001

Principal Place of Business
AvastraUSA, Inc.
17780 Fitch Street, Suite 240
Irvine CA 92614
United States of America

Auditors
William Buck
William Buck Centre
Level 16, 120 Edward St
Brisbane 4000

Lawyers
Clayton Utz
Level 28, Riparian Plaza
71 Eagle Street
Brisbane QLD 4000

Share Registry
Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street
Sydney NSW 2000
Telephone: +61 2 8234 5000

Stock Exchange Listing
Australian Stock Exchange (ASX)
Code: AVS

Website
www.avastra.com

Contact Information
Telephone: +61 7 3120 0633
Fax: +61 7 3120 0639

AVASTRA LTD ACN 094 446 803 GPO Box 744 BRISBANE QLD 4001 AUSTRALIA
t: +61 7 3120 0633 f: +61 7 3210 0639 info@avastra.com www.avastra.com

END